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This prospectus supplement relates to two separate effective registration statements under the Securities Act of 1933, as amended, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or the sale is not permitted.

Filed pursuant to Rule 424(b)(5) File No. 333-71807

SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2002

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUSES DATED
NOVEMBER 1, 2000 AND MAY 17, 2001

9,400,000 Shares

Corporate Office Properties Trust

Common Shares of Beneficial Interest

        Of the total of 9,400,000 common shares offered by this prospectus supplement, 8,600,000 common shares are being sold by our largest shareholder, Constellation Real Estate, Inc., and 800,000 common shares are being sold by Corporate Office Properties Trust. We will not receive any of the proceeds from the sale of common shares by Constellation.

        Corporate Office Properties Trust is a fully-integrated and self-managed real estate investment trust that owns and operates suburban office properties in select Mid-Atlantic regions. We are among the largest suburban office owners in most of our core regions and the largest in the Northern Baltimore/Washington Corridor. As of December 31, 2001, we owned a total of 98 suburban office properties aggregating approximately 7.8 million rentable square feet, including two properties owned through joint ventures.

        Our common shares are traded on the New York Stock Exchange under the symbol "OFC." The last reported sale price on February 13, 2002 was $12.48 per share.

        The underwriters have an option to purchase up to 1,222,000 additional common shares to cover over-allotments of shares, of which the first 276,172 additional common shares would be purchased from Constellation, representing all of its remaining common shares, and the balance would be purchased from Corporate Office Properties Trust.

        Investing in our common shares involves risks. See "Risk Factors" beginning on page S-7 of this prospectus supplement.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Constellation		Proceeds to the Company
Per Share		$		$		$		$
Total	$		$		$		$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectuses to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

Sole Bookrunner and Joint Lead Manager

Credit Suisse First Boston
Joint Lead Managers
A.G. Edwards & Sons, Inc.	Legg Mason Wood Walker Incorporated	McDonald Investments Inc.

BB&T Capital Markets	Ferris, Baker Watts Incorporated

The date of this prospectus supplement is February    , 2002

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS DATED NOVEMBER 1, 2000,
RELATING TO COMMON SHARES OFFERED BY THE COMPANY

PROSPECTUS DATED MAY 17, 2001,
RELATING TO COMMON SHARES OFFERED BY THE SELLING SHAREHOLDER

        You should rely only on the information contained in this prospectus supplement and each of the accompanying prospectuses or incorporated by reference in these documents. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        We are providing information to you about our company and common shares in this prospectus supplement and the accompanying prospectuses. This prospectus supplement is more specific than the accompanying prospectuses. If the information in this prospectus supplement differs from that in the accompanying prospectuses, you should rely on the information in this prospectus supplement.

i

        In connection with an underwritten offering, SEC rules permit underwriters to engage in transactions that stabilize the price of our common shares being offered. These transactions may include purchases for the purpose of fixing or maintaining the price of our common shares being offered at a level that is higher than the market would dictate in the absence of such transactions. See "Underwriting" in this prospectus supplement and "Plan of Distribution" in each of the accompanying prospectuses.

        The terms "COPT," "Company," "we," "our" and "us" refer to Corporate Office Properties Trust and its subsidiaries, including Corporate Office Properties, L.P., Corporate Office Management, Inc. ("COMI"), Corporate Development Services, LLC ("CDS"), Corporate Office Services, LLC ("COS") and Corporate Realty Management, LLC ("CRM"), unless the context suggests otherwise. The term "you" refers to a prospective investor. The term "selling shareholder," or "Constellation" refers to Constellation Real Estate, Inc.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement, the accompanying prospectuses and our documents incorporated by reference herein and therein contain "forward-looking" statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition of our business. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual results may differ materially from those addressed in the forward-looking statements. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

        Important factors that may affect these expectations, estimates or projections include, but are not limited to: our ability to borrow on favorable terms; general economic and business conditions, which will, among other things, affect office property demand and rents, tenant creditworthiness, interest rates and financing availability; adverse changes in the real estate markets, including, among other things, increased competition with other companies; risks of real estate acquisition and development; governmental actions and initiatives; environmental requirements; and the other factors described under the heading "Risk Factors" beginning on page S-7 of this prospectus supplement.

ii

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement, and may not contain all of the information investors should consider before investing in our common shares. You should read the entire prospectus supplement and accompanying prospectuses carefully, especially the "Risk Factors" section beginning on page S-7 of this prospectus supplement. Unless otherwise indicated, information in this prospectus supplement is provided assuming that (i) all property information is presented as of December 31, 2001, (ii) financial information is presented as of, or for the period ended, September 30, 2001 or December 31, 2001, as specified, and (iii) the underwriters' over-allotment option to purchase up to 1,222,000 additional common shares is not exercised.

Corporate Office Properties Trust

        We are a fully integrated and self-managed real estate investment trust, or "REIT," that focuses on the ownership, management, leasing, acquisition and development of suburban office properties. Important aspects of our company include:

        Geographic Focus.    Our strategy is to operate in select, demographically strong and growing submarkets primarily within the Mid-Atlantic region, where we believe we have achieved the critical mass necessary to maximize management efficiencies, operating synergies and competitive advantages through our acquisition, property management and development programs. We are among the largest suburban office owners in most of our core regions and the largest in the Northern Baltimore/Washington Corridor, also referred to as the "B/W Corridor." The following table sets forth certain information, as of December 31, 2001, regarding our operating portfolio:

Region	Number of Properties	Rentable Square Feet	Occupancy	Total Rental Revenue(1)	Percentage of Total Rental Revenue(1)
				(In thousands)
B/W Corridor(2)(3)	64	4,791,139	95.7%	$ 85,701	65.1%
Northern/Central New Jersey	13	903,972	95.8	17,838	13.5
Blue Bell/Philadelphia	4	960,349	100.0	9,680	7.3
Northern Virginia	1	470,406	99.6	9,427	7.2
Greater Harrisburg	16	674,686	91.2	9,087	6.9

Total/Weighted Average	98	7,800,552	96.1%	$131,733	100%

(1)
Total rental revenue is the monthly contractual base rent as of December 31, 2001 multiplied by 12, plus the estimated annualized expense reimbursements under existing leases.
(2)
The B/W Corridor encompasses mostly Anne Arundel and Howard counties. Included in this region are six properties located outside of these counties, including three properties in suburban Washington, D.C., two properties in Timonium, Maryland and one property in Baltimore, Maryland.
(3)
Two properties totaling 135,428 rentable square feet were held through joint ventures as of December 31, 2001.

        Corporate Tenants.    We focus on leasing our office properties to a diverse mix of companies in a wide range of industries, with an emphasis on large, high-quality companies that are financially sound market leaders in their respective fields with significant space requirements. To enhance the stability of our cash flow, we typically structure our leases with terms ranging from three to ten years. As of December 31, 2001, our average lease size was 16,999 rentable square feet with a weighted average remaining lease term of 4.5 years.

        Mid-Atlantic Management Experience.    The members of our senior management team, including the Chairman of our Board of Trustees and our six executive officers, have an average of over 20 years of property management, acquisition and development experience specifically within our core markets. We believe our extensive experience, market knowledge and network of industry contacts within the Mid-Atlantic region provide us with an important competitive advantage in establishing, maintaining and enhancing our prominence within our selected regions. Additionally, as a seasoned and prominent owner and operator, we believe we can effectively attract and retain quality corporate tenants and efficiently accommodate tenant needs on a cost-effective basis. During 2001, our tenant retention rate was 72.5% (based on rentable square footage renewed) and our re-tenanting costs averaged $6.92 per square foot.

        Management Ownership.    As of December 31, 2001, our executive officers and trustees owned a total of 26.5% of our common equity interests on a fully diluted basis, which we believe is among the highest management ownership positions within the publicly-traded REIT industry.

Recent Events

        During 2001, we continued to focus on increasing funds from operations per share and shareholder value through the following key activities:

  •
  furthered our market presence in the B/W Corridor by acquiring twelve suburban office properties for a total investment of approximately $82.5 million. These properties, aggregating 709,562 rentable square feet, were 97.1% leased as of December 31, 2001. In addition, we strategically expanded into the Northern Virginia region with our acquisition of Washington Technology Park for approximately $59.0 million. This suburban office property, totaling 470,406 rentable square feet, was 99.6% leased as of December 31, 2001 and includes a 17-acre adjacent development site that can support approximately 400,000 rentable square feet of additional office space;

  •
  completed development on three properties located in the B/W Corridor. These properties, aggregating 240,245 rentable square feet, were 91.7% leased as of December 31, 2001;

  •
  executed 125 leases covering an aggregate of approximately 1.0 million square feet;

  •
  raised approximately $72.4 million in total net proceeds through the sale of preferred shares including (i) approximately $11.9 million from the sale of 544,000 4.00% Series D Cumulative Convertible Redeemable Preferred Shares to a private investor in January 2001; (ii) approximately $26.9 million from the sale of 1,150,000 10.25% Series E Cumulative Redeemable Preferred Shares through an underwritten public offering in April 2001; and (iii) approximately $33.6 million from the sale of 1,425,000 9.875% Series F Cumulative Redeemable Preferred Shares through an underwritten public offering in September 2001;

  •
  obtained six fixed-rate, long-term mortgage loans totaling approximately $129.4 million. These loans bear interest at a weighted average interest rate of 7.4% and have a weighted average term of 7.1 years. The proceeds were primarily used to retire existing debt; and

  •
  expanded our existing secured revolving credit facility (our "Credit Facility") to $125.0 million and extended its maturity for three years through March 2004.

        As a result of our activities, we achieved the following in 2001:

  •
  23.8% growth in total assets from approximately $794.8 million as of December 31, 2000 to approximately $984.2 million as of December 31, 2001;

  •
  15.2% growth in funds from operations—diluted from approximately $37.5 million for the year ended December 31, 2000 to approximately $43.2 million for the year ended December 31, 2001;

  •
  5.0% increase in quarterly dividends from $0.20 per common share paid during the three month period ended December 31, 2000 to $0.21 per common share paid during the three month period ended December 31, 2001;

  •
  72.5% weighted average tenant retention rate, based on square footage renewed between January 1, 2001 and December 31, 2001;

  •
  18.5% weighted average increase in total rental revenue for leases executed between January 1, 2001 and December 31, 2001 for renewed and re-tenanted square footage; and

  •
  111 basis point reduction in our quarterly weighted average interest rate from 7.96% for the three month period ended December 31, 2000 to 6.85% for the three month period ended December 31, 2001.

The Offering

Securities offered	9,400,000 common shares, of which 8,600,000 common shares are being sold by a selling shareholder, Constellation, and 800,000 common shares are being sold by us. In addition, the underwriters have an option to purchase up to 1,222,000 additional common shares to cover over-allotments of shares, of which the first 276,172 additional common shares, representing all of its remaining common shares, would be purchased from Constellation, and the balance would be purchased from us.
Diluted common shares to be outstanding after this offering	34,676,603(1)
Use of proceeds
We will not receive any of the proceeds from the sale of common shares by Constellation. We intend to contribute the proceeds from the sale of common shares by us to our operating partnership to repay certain indebtedness under our Credit Facility, to meet our working capital needs and for general operating purposes.
Ownership Limit	To maintain our qualification as a REIT for Federal income tax purposes, no person or entity may acquire more than 9.8% of the aggregate value of all of our outstanding common and preferred shares.
New York Stock Exchange Symbol	"OFC"

(1)
Based on the number of diluted common shares as of January 31, 2002, including 13,224,832 common shares issuable upon the exchange of the Series A Preferred Share and the Series D Preferred Shares, and common and preferred units, all of which are exchangeable, in accordance with their terms, into common shares. Excludes 3,774,751 common shares issuable upon the exercise of outstanding options under our stock incentive plan and option plan as of January 31, 2002.

The Selling Shareholder

        Constellation is currently the largest owner of our common shares, owning approximately 43% of our outstanding common shares as of January 31, 2002 and the sole outstanding Series A Preferred Share. Constellation has advised us that it intends to sell all of its common shares, including an additional common share to be received upon the conversion of the Series A Preferred Share, in this offering. This sale, if completed, would result in the ownership of our common shares becoming substantially more widespread than prior to this offering.

        Constellation was not involved in our day to day operations, and we do not anticipate that our operations will be adversely affected as a result of the sale of its securities in this offering. Two of the members of our Board of Trustees, Thomas F. Brady and Steven D. Kesler, were nominated by Constellation pursuant to its rights as the holder of the Series A Preferred Share. Upon conversion of the Series A Preferred Share, these nomination rights will terminate, although Messrs. Brady and Kesler are expected to continue to serve until the end of their respective terms, which both expire in 2003.

Summary Financial Data

        The following table contains summary financial data as of, and for the nine months ended, September 30, 2001 and 2000 and as of, and for the years ended, December 31, 2000, 1999, 1998 and 1997, as derived from our unaudited financial statements for the nine months ended September 30, 2001 and 2000 and from our audited financial statements for the years ended December 31, 2000, 1999, 1998 and 1997. Since this information is only a summary, you should refer to our consolidated financial statements and the notes thereto and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," each as appearing in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2001 and in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus supplement, for additional information.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2001	2000	2000	1999	1998	1997
	(Dollar and share information in thousands, except ratios and per share data)
Operating Data:
Revenues
Rental revenue	$80,590	$69,040	$93,309	$70,101	$35,676	$6,122
Tenant recoveries and other revenue	10,787	11,277	15,684	11,011	4,538	496

Total revenues	91,377	80,317	108,993	81,112	40,214	6,618

Expenses
Property operating	26,680	23,095	31,235	22,325	9,632	728
General and administrative	4,122	3,827	4,867	3,204	1,890	533
Interest	24,298	22,188	30,454	21,808	12,207	2,855
Amortization of deferred financing costs	1,326	966	1,382	975	423	64
Depreciation and other amortization	15,109	12,475	16,977	12,075	6,285	1,267
Reformation costs(1)	—	—	—	—	637	—
Termination of advisory agreement(2)	—	—	—	—	—	1,353

Total expenses	71,535	62,551	84,915	60,387	31,074	6,800

Income (loss) before equity in income of unconsolidated real estate joint ventures, (losses) earnings from service operations, gain on sales of properties, minority interests, income taxes, extraordinary item and cumulative effect of accounting change(3)	19,842	17,766	24,078	20,725	9,140	(182)
Equity in income of unconsolidated real estate joint ventures	181	—	—	—	—	—
(Losses) earnings from service operations(3)	(564)	(112)	(310)	198	139	—
Gain on sales of properties	1,596	57	107	1,140	—	—
Minority interests(4)	(6,849)	(6,552)	(8,588)	(6,077)	(4,583)	(785)
Income tax benefit, net of minority interests	133	—	—	—	—	—
Extraordinary item-loss on early retirement of debt, net of minority interests(4)	(136)	(112)	(153)	(903)	—	—
Cumulative effect of accounting change, net of minority interests	(174)	—	—	—	—	—

Net income (loss)	14,029	11,047	15,134	15,083	4,696	(967)
Preferred share dividends	(4,324)	(3,020)	(3,802)	(2,854)	(327)	—

Net income (loss) available to common shareholders	$9,705	$8,027	$11,332	$12,229	$4,369	$(967)

Basic earnings (loss) per common share
Income (loss) before extraordinary item and cumulative effect of accounting change	$0.50	$0.44	$0.61	$0.77	$0.48	$(0.60)
Extraordinary item	(0.01)	—	(0.01)	(0.05)	—	—
Cumulative effect of accounting change	(0.01)	—	—	—	—	—

Net income (loss)	$0.48	$0.44	$0.60	$0.72	$0.48	$(0.60)

Diluted earnings (loss) per common share
Income (loss) before extraordinary item and cumulative effect of accounting change	$0.48	$0.43	$0.60	$0.70	$0.47	$(0.60)
Extraordinary item	—	(0.01)	(0.01)	(0.04)	—	—
Cumulative effect of accounting change	(0.01)	—	—	—	—	—

Net income (loss)	$0.47	$0.42	$0.59	$0.66	$0.47	$(0.60)

Weighted average shares outstanding — basic	20,070	18,439	18,818	16,955	9,099	1,601
Weighted average shares outstanding — diluted	21,504	18,901	19,213	22,574	19,237	1,601

	As of and for the Nine Months Ended September 30,				As of and for the Year Ended December 31,
	2001		2000		2000		1999		1998		1997
	(Dollar and share information in thousands, except ratios and per share data)
Balance Sheet Data (as of period end):
Net investment in real estate(4)	$859,274		$744,569		$751,587		$696,489		$546,887		$188,625
Total assets	914,846		784,865		794,837		721,034		563,677		193,534
Mortgage and other loans payable	508,715		465,696		474,349		399,627		306,824		114,375
Total liabilities	545,279		484,572		495,549		416,298		317,700		117,008
Minority interests	105,318		105,884		105,560		112,635		77,196		64,862
Shareholders' equity	264,249		194,409		193,728		192,101		168,781		11,664
Debt to market capitalization	52.3%		56.9%		57.3%		57.6%		58.7%		53.1%
Debt to undepreciated real estate assets	56.2%		60.2%		60.4%		55.9%		55.1%		59.6%
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$34,358		$27,034		$35,026		$32,296		$12,863		$3,216
Investing activities	(81,886)		(66,050)		(73,256)		(125,836)		(183,650)		973
Financing activities	50,428		39,899		40,835		93,567		169,741		(1,052)
Funds from operations—basic(5)(6)	29,664		25,355		34,587		27,428		11,778		365
Funds from operations—diluted(5)(6)	31,752		27,700		37,504		31,401		15,517		1,085
Adjusted funds from operations—diluted(6)(7)	26,049		20,658		30,554		26,056		13,194		790
Cash dividends declared per common share	0.61		0.58		0.78		0.74		0.66		0.50
Payout ratio(6)(8)	63.2%		67.4%		67.0%		64.3%		77.7%		166.7%
Interest coverage(9)	2.48	x	2.40	x	2.38	x	2.56	x	2.36	x	1.88	x
Ratio of earnings to combined fixed charges and preferred share dividends	1.35	x	1.33	x	1.33	x	1.48	x	1.33	x	.75	x(10)
Property Data (as of period end):
Number of properties owned(11)	97		82		83		79		57		17
Total rentable square feet owned (in thousands)(11)	7,303		6,352		6,473		6,076		4,977		1,852

(1)
Reflects a non-recurring expense of $637 associated with our reformation as a Maryland real estate investment trust during the first quarter of 1998.
(2)
Reflects a non-recurring expense of $1,353 associated with the termination of an advisory agreement during the fourth quarter of 1997.
(3)
Effective January 1, 2001, the service operations became a consolidated subsidiary of our operating partnership. Prior to that date, we accounted for our service operations using the equity method of accounting.
(4)
Certain prior period amounts have been reclassified to conform with the current presentation.
(5)
We consider Funds from Operations ("FFO") to be meaningful to investors as a measure of the financial performance of an equity REIT when considered with the financial data presented under generally accepted accounting principles ("GAAP"). Under the National Association of Real Estate Investment Trusts' ("NAREIT") definition, FFO means net income (loss) computed using GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures, although we have included gains from the sales of properties to the extent such gains related to redevelopment services provided. FFO-diluted adjusts FFO assuming conversion of share options, common unit warrants, preferred units and preferred shares into common shares. However, our computation of FFO-diluted does not assume conversion of securities into common shares if conversion of those securities would increase our earnings per share in a given period. The FFO we present may not be comparable to the FFO of other REITs since they may interpret the current NAREIT definition of FFO differently or they may not use the current NAREIT definition of FFO. FFO is not the same as cash generated from operating activities or net income determined in accordance with GAAP. FFO is not necessarily an indication of our cash flow available to fund cash needs. Additionally, it should not be used as an alternative to net income when evaluating our financial performance or to cash flow from operating, investing and financing activities when evaluating our liquidity or ability to make cash distributions or pay debt service.
(6)
The amounts reported for 1998 and 1997 are restated from amounts previously reported due to a change in NAREIT's definition of FFO.
(7)
We compute adjusted funds from operations-diluted by subtracting straight-line rent adjustments and recurring capital improvements from FFO-diluted.
(8)
We compute payout ratio by dividing total common and convertible preferred share dividends and total distributions reported for the year by FFO-diluted.
(9)
We compute interest coverage by dividing earnings before interest, depreciation and amortization by interest expense. We compute earnings before interest, depreciation and amortization by subtracting property operating and general and administrative expenses from the sum of total revenues, equity in income of unconsolidated real estate joint ventures and earnings (losses) from service operations.
(10)
The amount by which our earnings were inadequate to cover fixed charges was approximately $902 in the year ended December 31, 1997.
(11)
Amounts reported for September 30, 2001 include two properties totaling 135,428 rentable square feet held through joint ventures.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before purchasing our common shares. Our most significant risks and uncertainties are described below; however, they are not the only ones that we face. If any of the following actually occurs, our business, financial condition or operating results could be materially harmed, the trading price of our common shares could decline and you may lose all or part of your investment. You should carefully consider each of the risks and uncertainties below and all of the information in this prospectus supplement, the accompanying prospectuses and the documents we refer you to in the section in this prospectus supplement called "Where You Can Find More Information."

        We may suffer adverse consequences as a result of our reliance on rental revenues for our income.    We earn income from renting our properties. Our operating costs do not necessarily fluctuate in relation to changes in our rental revenue. This means our costs will not necessarily decline even if our revenues do. Also, our operating costs may increase while our revenues do not.

        For new tenants or upon lease expiration for existing tenants, we generally must make improvements and pay other tenant-related costs for which we may not receive increased rents. We also make building-related capital improvements for which tenants may not reimburse us.

        If our properties do not generate income sufficient to meet our operating expenses and capital costs, we may have to borrow additional amounts to cover these costs. In such circumstances, we would likely have lower profits or possibly incur losses. We may also find in such circumstances that we are unable to borrow to cover such costs. Moreover, there may be less or no cash available for distributions to our shareholders.

        Adverse developments concerning some of our key tenants could have a negative impact on our revenue.    As of December 31, 2001, ten tenants accounted for 41.8% of our total annualized rental revenue. Three of these tenants accounted for approximately 24.2% of our total annualized rental revenue. Our largest tenant is the United States Federal government, two agencies of which lease space in 14 of our office properties. These leases represented approximately 12.1% of our total annualized rental revenue as of December 31, 2001. Generally, these government leases provide for one-year terms or provide for early termination rights. The government may terminate its leases if, among other reasons, the Congress of the United States fails to provide funding. The Congress of the United States has appropriated funds for these leases through September 2002. Our second largest tenant, AT&T Local Services, which combined with its affiliates represented 6.4% of our total annualized rental revenue as of December 31, 2001, occupies space in five of our properties. The third largest tenant, Unisys Corporation, represented 5.7% of our total annualized rental revenue as of December 31, 2001, occupying space in three of our properties. If any of our three largest tenants fail to make rental payments to us, or if the Federal government elects to terminate several of its leases and the space cannot be re-leased on satisfactory terms, our financial performance and ability to make expected distributions to shareholders would be materially adversely affected.

        We rely on the ability of our tenants to pay rent, and would be harmed by their inability to do so.    Our performance depends on the ability of our tenants to fulfill their lease obligations by paying their rental payments in a timely manner. As previously discussed, we also rely on a few major tenants for a large percentage of our total rental revenue. If one of our major tenants or a number of our smaller tenants were to experience financial difficulties, including bankruptcy, insolvency or general downturn of business, our financial performance and ability to make expected distributions to shareholders could be materially adversely affected.

        Our properties are located mainly in the Mid-Atlantic region, and we may therefore suffer economic harm as a result of adverse conditions in that region.    All of our properties are located in the Mid-Atlantic region of the United States, and as of December 31, 2001, our properties located in the B/W Corridor accounted for 65.1% of our annualized rental revenue. Consequently, we do not have a broad geographic distribution of our properties. As a result, a decline in the real estate market or economic conditions generally in the Mid-Atlantic region, and particularly in the B/W Corridor, could have a materially adverse effect on our operations and financial position.

        We would suffer economic harm if we are unable to renew our leases on favorable terms.    When leases expire for our properties, our tenants may not renew or may renew on terms less favorable to us than the terms of the original lease. As of December 31, 2001, our percentage of total annualized rental revenue subject to scheduled lease expirations for the next five calendar years were:

2002	13.6%
2003	10.9%
2004	12.6%
2005	11.2%
2006	9.4%

        Our government leases generally provide for early termination rights; the percentages reported above assume no exercise of such early termination rights.

        If a tenant leaves, we can expect to incur a vacancy for some period of time as well as higher capital costs than if a tenant renews. In either case, our financial performance and ability to make expected distributions to our shareholders could be adversely affected.

        We may not be able to compete successfully with other entities that operate in our industry.    The commercial real estate market is highly competitive. Numerous commercial properties compete for tenants with our properties, and our competitors are building additional properties in the markets in which our properties are located. Some of these competing properties may be newer or have more desirable locations than our properties. If the market does not absorb newly constructed space, market vacancies will increase and market rents may decline. As a result, we may have difficulty leasing space at our properties and we may be forced to lower the rents we charge on new leases to compete effectively, which would adversely affect our financial performance.

        Our business strategy includes the acquisition of properties, which may be hindered by various circumstances.    We compete for the purchase of commercial property with many entities, including other publicly traded commercial REITs. Many of our competitors have substantially greater financial resources than ours. In addition, our competitors may be willing to accept lower returns on their investments. If our competitors prevent us from buying the properties that we have targeted for acquisition, we may not be able to meet our property acquisition and development goals. We may incur costs on unsuccessful acquisitions that we will not be able to recover. The operating performance of our property acquisitions may also fall short of our expectations, which could adversely affect our financial performance.

        We may be unable to execute on our plans to develop and construct additional properties.    Although the majority of our investments are in currently leased properties, we also develop and construct properties, including some which are not fully pre-leased. When we develop and construct properties, we run the risks that actual costs will exceed our budgets, that we will experience construction or development delays and that projected leasing will not occur, all of which could adversely affect our financial performance and ability to make expected distributions to our shareholders. In addition, we generally do not obtain construction financing commitments until the development stage of a project is complete and construction is about to commence. We may find that we are unable to obtain financing needed to continue with the construction activities for such projects.

        We may suffer economic harm as a result of the actions of our joint venture partners.    We invest in certain entities where we are not the exclusive investor or principal decision maker. Aside from our inability to unilaterally control the operations of these joint ventures, our investments entail the additional risks that: (i) the other parties to these investments may not fulfill their financial obligations as investors; and (ii) the other parties to these investments may take actions that are inconsistent with our objectives.

        We are subject to possible environmental liabilities.    We are subject to various Federal, state and local environmental laws. These laws can impose liability on property owners or operators for the costs of removal or remediation of hazardous substances released on a property, even if the property owner was not responsible for the release of the hazardous substances. Costs resulting from environmental liability could be substantial. The presence of hazardous substances on our properties may also adversely affect occupancy and our ability to sell or borrow against those properties. In addition to the costs of government claims under environmental laws, private plaintiffs may bring claims for personal injury or similar reasons. Various laws also impose liability for the costs of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous substances at such a facility is potentially liable under such laws. These laws often impose liability whether or not the facility is or ever was owned or operated by such person.

        Real estate investments are illiquid, and we may not be able to sell our properties quickly when we determine it is appropriate to do so.    Equity real estate investments like our properties are relatively difficult to sell and convert to cash quickly, especially if market conditions are depressed. Such illiquidity will tend to limit our ability to vary our portfolio of properties promptly in response to changes in economic or other conditions. The Internal Revenue Code imposes certain penalties on a REIT that sells property held for less than four years. In addition, for certain of our properties that we acquired by issuing units in our operating partnership, we are restricted from entering into transactions (such as the sale or refinancing of the acquired property) that will result in a taxable gain to the sellers without the consent of the sellers. Due to all of these factors, we may be unable to sell a property at an advantageous time.

        We are subject to other possible liabilities that would adversely affect our financial position and cash flows.    Our properties may be subject to other risks related to current or future laws including laws benefiting disabled persons, and other state or local zoning, construction or other regulations. These laws may require significant property modifications in the future for which we may not have budgeted and could result in fines being levied against us. In addition, although we believe that we adequately insure our properties, we are subject to the risk that our insurance may not cover all of the costs to restore a property that is damaged by a fire or other catastrophic events, including acts of war. The occurrence of any of these events could adversely impact our financial position, cash flows and ability to make distributions to our shareholders.

        As a result of the September 11, 2001 terrorist attacks, we may be subject to increased costs of insurance and limitations on coverage.    Our portfolio of properties is insured for losses under our property, casualty and umbrella insurance policies through September 2002. Due largely to the terrorist attacks on September 11, 2001, the insurance industry is reportedly changing its risk assessment approach and cost structure. In addition, the fact that agencies of the United States government are tenants in a number of our buildings increases the risk profile of those buildings and other buildings that we own near those buildings. These changes in the insurance industry may increase the cost of insuring our properties, may decrease the scope of insurance coverage and may adversely affect our operating results.

        We may suffer adverse effects as a result of the indebtedness that we carry and the terms and covenants that relate to this debt.    Our strategy is to operate with higher debt levels than most other REITs. However, these high debt levels could make it difficult to obtain additional financing when required and could also make us more vulnerable to an economic downturn. Most of our properties have been mortgaged to collateralize indebtedness. In addition, we will rely on borrowings to fund some or all of the costs of new property acquisitions, construction and development activities and other items. Our organizational documents do not limit the amount of indebtedness that we may incur.

        As of September 30, 2001, our total outstanding debt was $508.7 million. Our debt to total market capitalization ratio was 52.3% based upon the closing per share market price for the common shares of $10.90 on September 30, 2001. Total market capitalization is the sum of total debt plus the value of all outstanding common shares and common units at such market price and the total preferred shares and preferred units at their liquidation value.

        Payments of principal and interest on our debt may leave us with insufficient cash to operate our properties or pay distributions to our shareholders required to maintain our qualification as a REIT. We are also subject to the risks that:

  •
  we may not be able to refinance our existing indebtedness, or refinance on terms as favorable as the terms of our existing indebtedness;

  •
  certain debt agreements of our operating partnership could restrict the ability of our operating partnership to make cash distributions to us, which could result in reduced distributions to our shareholders or the need to incur additional debt to fund these distributions; and

  •
  if we are unable to pay our debt service on time or are unable to comply with restrictive financial covenants appearing in certain of our mortgage loans, our lenders could foreclose on our properties securing such debt and in some cases other properties and assets which we own.

        A number of our loans are cross-collateralized, which means that separate groups of properties from our portfolio secure each of these loans. More importantly, almost all of our loans are cross-defaulted, which means that failure to pay interest or principal on any of our loans will create a default on certain of our other loans. Any foreclosure of our properties would result in loss of income and asset value which would negatively affect our financial condition and results of operations. In addition, if we are in default and the value of the properties securing a loan is less than the loan balance, the lender may require payment from our other assets.

        As of September 30, 2001, approximately 35.5% of our total debt had adjustable interest rates. If short term interest rates were to rise, our debt service payments would increase, which would lower our net income and could decrease our distributions to our shareholders. As of September 30, 2001, we had three interest rate caps with Bear Stearns Capital Markets, Inc. and one interest rate swap agreement with Deutsche Banc Alex. Brown to reduce the impact of interest rate changes. Decreases in interest rates would result in increased interest payments due under the interest rate swap agreement and could result in the Company's management recognizing a loss and remitting a payment to unwind the agreement.

        We must refinance our mortgage debt in the future. As of September 30, 2001, our scheduled debt payments over the next five calendar years, including maturities, are as follows:

Year	Amount (In thousands)
2001	$92,351(1)
2002	44,453(2)
2003	39,062(3)
2004	49,692
2005	22,649

(1)
Includes $90.9 million that was repaid in October 2001.
(2)
Includes $13.4 million in maturities in July 2002 that may be extended for one-year terms, subject to certain conditions. Also includes a $9.0 million maturity in December 2002 that may be extended for a one-year period, subject to certain conditions.
(3)
Includes an $11.0 million maturity in April 2003 that may be extended for a one-year term, subject to certain conditions.

        Our operations likely will not generate enough cash flow to repay some or all of this debt without additional borrowings or new equity investment. If we cannot refinance our debt, extend the debt due dates, or raise additional equity prior to the date when our debt matures, we would default on our existing debt, which could have a material adverse effect on our business.

        We may be unable to continue to make shareholder distributions at expected levels.

        We intend to make regular quarterly cash distributions to our shareholders. However, distribution levels depend on a number of factors, some of which are beyond our control.

        Our loan agreements contain provisions that could restrict future distributions. Our ability to sustain our current distribution level also will be dependent, in part, on other matters including:

  •
  continued property occupancy and profitability of tenants;

  •
  the amount of future capital expenditures and expenses relating to our properties;

  •
  the level of leasing activity and future rental rates;

  •
  the strength of the commercial real estate market;

  •
  competition;

  •
  the costs of compliance with environmental and other laws;

  •
  our corporate overhead levels;

  •
  the amount of uninsured losses; and

  •
  our decisions whether to reinvest rather than distribute available cash.

        In addition, we can make distributions to the holders of our common shares only after we make preferential distributions relating to our 5.5% Series A Convertible Preferred Share, which Constellation owned as of the date of this prospectus and has advised us that it intends to convert into a common share upon closing of this offering, and to the holders of our 10% Series B Cumulative Redeemable Preferred Shares, 4% Series D Cumulative Convertible Redeemable Preferred Shares, 10.25% Series E Cumulative Redeemable Preferred Shares and 9.875% Series F Cumulative Redeemable Preferred Shares. We also would have to make prior distributions to third party holders of the Series C Preferred Units in our operating partnership.

        Our ownership limits are important factors.    Our charter limits ownership of our common shares by any single shareholder to 9.8% of the number of the outstanding common shares or 9.8% of the value of the outstanding common shares. We call these restrictions the "Ownership Limit." Our charter allows our board of trustees to exempt shareholders from the Ownership Limit, and our board of trustees previously has exempted Constellation and the foreign trust owning all of our Series D Preferred Shares from the Ownership Limit.

        Our charter provides other potential defenses.    Subject to the requirements of the NYSE, our board of trustees has the authority without shareholder approval to issue additional of our securities on terms that could delay, defer or prevent our change in control. In addition, our board of trustees has the authority to reclassify any of our unissued common shares into preferred shares. Our board of trustees may issue preferred shares with such preferences, rights, powers and restrictions as our board of trustees may determine.

        Our board of trustees is divided into three classes of trustees.    The term of one class of the trustees will expire each year, at which time a successor class is elected for a three-year term. Such staggered three-year terms make it more difficult for a third party to acquire control of us.

        The Maryland business statutes also impose potential restrictions on a change of control of our company.    Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to shareholders. Our Bylaws exempt us from such laws, but our board of trustees can change our Bylaws at any time to make these provisions applicable to us.

        Our failure to qualify as a REIT would have adverse tax consequences.    We believe that since 1992 we have qualified for taxation as a REIT for Federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 90% of our REIT taxable income, excluding capital gains. The fact that we hold most of our assets through our operating partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible for us to remain qualified as a REIT.

        If we fail to qualify as a REIT, we would be subject to Federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our securities and would impair our ability to raise capital. In addition, we would no longer be required to make any distributions to our shareholders.

        We have certain distribution requirements.    As a REIT, we must distribute 90% of our annual taxable income, which limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

        A number of factors could cause our security prices to decline.    As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common and preferred shares. These conditions include, but are not limited to: market perception of REITs in general; market perception of office REITs; market perception of REITs relative to other investment opportunities; the level of institutional investor interest in our company; general economic and business conditions; interest rates; and market perception of our financial condition, performance, dividends and growth potential.

        The average daily trading volume of our common shares during 2001 was approximately 24,000 shares and the average trading volume of our publicly-traded preferred shares is generally insignificant. As a result, relatively small volumes of transactions could have a pronounced affect on the market price of such shares.

        We are dependent on external sources of capital for future growth.    As a REIT, we must distribute 90% of our annual taxable income. Due to these requirements, we will not be able to fund our acquisitions, construction and development activities using cash flow from operations. Our ability to fund these activities is dependent on our ability to access capital funded by third parties. Such capital could be in the form of new loans, equity issuances of common shares, preferred shares, common units, preferred units or joint venture funding. Such capital may not be available on favorable terms or at all. Moreover, additional debt financing may substantially increase our leverage and additional equity offerings may result in substantial dilution of our shareholders' interests. Our inability to obtain capital when needed could have a material adverse effect on our ability to expand our business.

        Certain of our officers and trustees have potential conflicts of interest.    Certain of our officers and members of our board of trustees own partnership units in Corporate Office Properties, L.P., our operating partnership. These individuals may have personal interests that conflict with the interests of our shareholders. For example, if our operating partnership sells or refinances certain of the properties that these officers or trustees contributed to the operating partnership, they could suffer adverse tax consequences. Their personal interest could conflict with our interests if such a sale or refinancing would be advantageous to us. We cannot assure you, however, that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all of our shareholders.

        We are dependent on our key personnel, and the loss of any key personnel could have an adverse effect on our operations.    We are dependent on the efforts of our trustees and executive officers, including Jay Shidler, our Chairman of the Board of Trustees, Clay Hamlin, our Chief Executive Officer, and Rand Griffin, our President. The loss of any of their services could have an adverse effect on our operations. Although certain of our officers have entered into employment agreements with us, we cannot assure you that they will remain employed with us.

        We may change our policies without shareholder approval, which could adversely affect our financial condition, results of operations, market price of our common shares or ability to pay distributions.    Our board of trustees determines all of our policies, including our investment, financing and distribution policies. Although our board of trustees has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of the common shares or our ability to pay dividends or distributions.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2001: (i) on a historical basis; (ii) as adjusted for our acquisition of Washington Technology Park on November 30, 2001 (the "Acquisition"); and (iii) as further adjusted assuming the sale of 800,000 common shares by us and the application of the net proceeds from such sale as described under "Use of Proceeds." The information set forth in the following table should be read in conjunction with the consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2000, and our Quarterly Reports on Form 10-Q for the periods ended September 30, 2001, June 30, 2001 and March 31, 2001, each of which are incorporated by reference herein:

	As of September 30, 2001(1)
	Historical	As Adjusted for the Acquisition(2)	As Further Adjusted for this Offering(3)
	(In thousands)
Mortgage and other loans payable	$508,715	$565,793	$556,608
Minority interests:
Series C Preferred Units	24,367	24,367	24,367
Common Units	80,720	80,720	80,720
Other consolidated partnerships	231	231	231

Total	105,318	105,318	105,318
Shareholders' equity:
5.5% Series A Convertible Preferred Shares ($0.01 par value; 40,693 authorized, one share issued and outstanding on a historical, as adjusted and as further adjusted basis)(4)	—	—	—
10.0% Series B Cumulative Redeemable Preferred Shares ($0.01 par value; 1,725,000 shares authorized, 1,250,000 shares issued and outstanding on a historical, as adjusted and as further adjusted basis)	13	13	13
4.0% Series D Cumulative Convertible Redeemable Preferred Shares ($0.01 par value; 544,000 shares authorized, issued and outstanding on a historical, as adjusted and as further adjusted basis)	5	5	5
10.25% Series E Cumulative Redeemable Preferred Shares ($0.01 par value; 1,265,000 shares authorized, 1,150,000 issued and outstanding on a historical, as adjusted and as further adjusted basis)	11	11	11
9.875% Series F Cumulative Redeemable Preferred Shares ($0.01 par value; 1,425,000 shares authorized, 1,425,000 issued and outstanding on a historical, as adjusted and as further adjusted basis)	14	14	14
Common Shares ($0.01 par value; 45,000,000 authorized, 20,756,647 shares issued and outstanding on a historical and as adjusted basis and 21,556,647 outstanding on an as further adjusted basis)(3)(5)	208	208	216
Additional paid-in capital	284,834	284,834	294,011
Cumulative dividends in excess of net income	(13,618)	(13,618)	(13,618)
Value of unearned restricted Common Share grants	(3,229)	(3,229)	(3,229)
Treasury Shares, at cost (166,600 shares on a historical, as adjusted and as further adjusted basis)	(1,415)	(1,415)	(1,415)
Accumulated other comprehensive loss	(2,574)	(2,574)	(2,574)

Total shareholders' equity	264,249	264,249	273,434

Total capitalization	$878,282	$935,360	$935,360

(Footnotes on following page)

(Footnotes for preceding page)

(1)
This table does not give effect to transactions subsequent to September 30, 2001. Subsequent to such date, we closed a $36,000 mortgage which bears interest at LIBOR plus 1.75% and matures in November 2003, unless extended for a one-year period subject to certain conditions. In addition, we repaid our existing term credit facility of $90,954 upon its maturity in October 2001 with proceeds from our Credit Facility.
(2)
In connection with the Acquisition, we closed a $25,000 mortgage, bearing interest at LIBOR plus 1.75% and maturing in November 2002. We also borrowed $32,078 under our Credit Facility.
(3)
Excludes 945,828 common shares that may be issued by the Company upon exercise of the underwriters' over-allotment option and one additional common share to be issued upon the conversion of the Series A Preferred Share.
(4)
As of the date of this prospectus, Constellation owned our outstanding Series A Preferred Share. Constellation has advised us that it intends to convert this Series A Preferred Share into one common share immediately upon the closing of this offering.
(5)
Excludes (i) 13,224,832 common shares that may be received under certain circumstances upon conversion or redemption of the Series A Preferred Share, the outstanding Series D Preferred Shares and common and preferred units and (ii) 3,774,751 common shares underlying options issued under our option plan and incentive plan outstanding as of January 31, 2002.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of common shares by Constellation. We intend to contribute the proceeds from the sale of common shares by us, expected to be approximately $    million after payment of our pro rata expenses and underwriting discounts and commissions related to the sale of common shares by us, or approximately $    million if the underwriter's over-allotment option is exercised in full, to our operating partnership to repay certain indebtedness under our Credit Facility, to meet our working capital needs and for general operating purposes. An affiliate of McDonald Investments Inc., one of the underwriters in this offering, is a participating lender under our Credit Facility. At September 30, 2001, there was approximately $17.7 million of outstanding indebtedness under our Credit Facility, bearing interest at a weighted average interest rate of 5.08% and maturing in March 2004.

PRICE RANGE OF COMMON SHARES AND DIVIDEND HISTORY

        Our common shares are listed on the NYSE under the symbol "OFC." The following table sets forth the high and low sales prices per share of our common shares for the periods indicated as reported on the NYSE and the common dividends per share paid by us with respect to the periods noted.

Calendar Period	High	Low	Dividend
1999:
First Quarter	$8.31	$6.38	$0.18
Second Quarter	$8.69	$5.88	$0.18
Third Quarter	$9.00	$7.00	$0.19
Fourth Quarter	$8.25	$7.06	$0.19
2000:
First Quarter	$8.38	$7.50	$0.19
Second Quarter	$9.25	$8.00	$0.19
Third Quarter	$10.13	$8.75	$0.20
Fourth Quarter	$10.00	$8.94	$0.20
2001:
First Quarter	$9.98	$9.03	$0.20
Second Quarter	$10.60	$9.36	$0.20
Third Quarter	$11.50	$9.86	$0.21
Fourth Quarter	$12.71	$10.75	$0.21
2002:
First Quarter (through February 13, 2002)	$13.00	$11.95	N/A

        On February 13, 2002, the last reported sale price of our common shares on the NYSE was $12.48 per share. The number of record holders of our common shares as of February 12, 2002 was 240. We believe that a larger number of beneficial owners hold our common shares in depositary or nominee form.

THE COMPANY

History

        Our predecessor company, Royale Investments, Inc., was formed in 1988 to own and acquire retail properties, and subsequently became an externally advised REIT. In October 1997, Royale Investments, Inc., as part of a series of transactions, acquired the Mid-Atlantic suburban office operations of The Shidler Group, a nationally recognized private real estate investment company. As a result of these transactions, we relocated our headquarters from Minneapolis, Minnesota to Philadelphia, Pennsylvania and became internally administered. At that time, Jay Shidler became our Chairman of the Board and Clay Hamlin became our Chief Executive Officer. In January 1998, we changed our name to Corporate Office Properties Trust, Inc. and in March 1998, we reformed as a Maryland real estate investment trust and changed our name to Corporate Office Properties Trust.

        Our reformation as a Maryland real estate investment trust completed the conversion of The Shidler Group's privately-owned Mid-Atlantic suburban office operations into a public REIT operating format. This transformation resulted from our vision and desire to create a growth-oriented real estate company focused on suburban office properties.

        In April 1998, we completed a public offering which generated approximately $72.7 million of net proceeds from the issuance of 7,500,000 common shares. In connection with this offering, we listed our common shares on the NYSE and began trading under the symbol "OFC."

        In September 1998, we acquired the property portfolio and management operations of Constellation and other affiliates of Constellation Energy Group, Inc. Constellation's portfolio consisted principally of (i) 12 suburban office properties totaling approximately 1.2 million rentable square feet, predominantly located in the B/W Corridor and (ii) options to purchase an aggregate 91 acres of land that can support, if and when developed, approximately 1.7 million rentable square feet of new office development. The consideration paid in the acquisition of the Constellation portfolio was valued at approximately $186.8 million, and involved the issuance to Constellation of 7,030,793 common shares, valued at $10.50 per common share, and 984,308 5.5% Series A Convertible Preferred Shares, valued at $25.00 per share. In addition, we added several key executive officers, including Randall Griffin as our President and Chief Operating Officer and Roger Waesche as a Senior Vice President, and two Constellation nominees to our Board of Trustees. In September 2000, Constellation converted 984,307 Series A Convertible Preferred Shares into 1,845,378 common shares. As of December 31, 2001, Constellation owned a total of 8,876,171 common shares and one Series A Preferred Share, representing 26.2% of our equity on a fully-diluted basis. Constellation intends to sell all of these shares in this offering.

        From the time of our acquisition of the Constellation portfolio through December 31, 2001, we have continued to strategically expand our portfolio and enhance our market presence, predominately in the B/W Corridor market, through our acquisition and development program. During this period, we invested a total of approximately $469.8 million in acquiring 56 wholly-owned properties and developing eight properties aggregating approximately 4.1 million rentable square feet. In addition, we invested approximately $3.6 million in two joint ventures owning a total of two suburban office properties aggregating 135,428 rentable square feet. We also invested approximately $11.7 million in five joint ventures that own 53 acres of land. We also have options to acquire an additional 61 acres, which can support approximately 480,000 rentable square feet of new office development. As of December 31, 2001, we owned 98 suburban office properties in select Mid-Atlantic regions, including the two operating properties owned through joint ventures, totaling approximately 7.8 million rentable square feet.

        We are a fully-integrated and self-managed real estate company with approximately 170 employees focused on the ownership, management, leasing, acquisition and development of suburban office properties. Our executive offices are located at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045 and our telephone number is (410) 730-9092.

Corporate Objectives and Strategies

        Our primary objectives are to achieve sustainable long-term growth in funds from operations per share and to maximize long-term shareholder value. We seek to achieve these objectives through focusing on the ownership, management, leasing, acquisition and development of suburban office properties. Important elements of our strategy include:

        Geographic Focus.    We focus on operating in select, demographically strong and growing submarkets, primarily within the Mid-Atlantic region. By concentrating our operations in this region and other selected regions, we believe that we have achieved the critical mass necessary to maximize management efficiencies, operating synergies and competitive advantages through our acquisition, property management and development programs. By focusing within selected regions where our management has extensive experience and market knowledge, we believe that we can achieve regional prominence that will lead to better operating results.

        Office Park Focus.    We focus on owning and operating properties located in established suburban corporate office parks. We believe the suburban office park environment generally attracts longer-term tenants, including high-quality corporations seeking to attract and retain quality work forces, because these parks are typically situated along major transportation routes with easy access to support services, amenities and residential communities.

        Corporate Tenants.    To enhance the stability of our cash flow, we typically structure our leases with terms ranging from three to ten years. We focus on leasing to large, high-quality corporations with significant space requirements. We believe this strategy enables us to establish long-term relationships with quality tenants and, coupled with our geographic and submarket focus, enhances our ability to become the low-cost provider and the landlord of choice in our targeted markets.

        Acquisition Strategies.    We actively pursue the acquisition of suburban office properties through a three-part acquisition strategy. This strategy includes targeting: (i) entity acquisitions of significant portfolios along with their management to establish prominent ownership positions in new neighboring regions and enhance our management infrastructure; (ii) portfolio purchases to enhance our existing submarket positions as well as enter selective new neighboring regions; and (iii) opportunistic acquisitions of individual properties in our existing regions. We seek to make acquisitions at attractive yields and below replacement costs. We also seek to increase cash flow and enhance the underlying value of each acquisition through repositioning the properties and capitalizing on existing below market leases and expansion opportunities.

        Property Development Strategies.    We balance our acquisition program through selective development and expansion of suburban office properties as market conditions and leasing opportunities support favorable risk-adjusted returns. We pursue development opportunities principally in response to the needs of existing and prospective new tenants. We develop sites that are in close proximity to our existing properties. We believe developing such sites enhances our ability to effectively meet tenant needs and efficiently provide critical tenant services.

        Tenant Services.    We seek to capitalize on our geographic focus and critical mass of properties in our core regions by providing high level, comprehensive services to our tenants. We conduct our tenant services activities through our subsidiary, COMI. We believe that providing such services is an integral part of our ability to achieve consistently high levels of tenant satisfaction and retention.

        Internal Growth Strategies.    We aggressively manage our portfolio to maximize the operating performance of each property through: (i) proactive property management and leasing, (ii) achieving operating efficiencies through increasing economies of scale, (iii) renewing tenant leases and re-tenanting at increased rents where market conditions permit, and (iv) expanding our tenant and real estate service capabilities. These strategies are designed to promote tenant satisfaction, resulting in higher tenant retention and the attraction of new tenants.

Financing Policy

        We pursue a capitalization strategy aimed at maintaining a flexible capital structure in order to facilitate consistent growth and performance through all real estate and economic market conditions. Key components of our policy include:

        Debt Strategy.    We primarily utilize property-level mortgage debt as opposed to corporate unsecured debt. We believe the commercial mortgage debt market is a more mature and generally a more stable market for real estate companies, which provides us with greater access to capital on a more consistent basis and, generally, on more favorable terms. Additionally, we seek to utilize long-term, fixed-rate debt, which we believe enhances the stability of our cash flow. On a consolidated basis, we seek to maintain a minimum debt service coverage ratio of 1.6x, which we believe is generally consistent with the current minimum investment grade requirement for mortgages securing commercial real estate. We believe this ratio is appropriate for a seasoned portfolio of suburban office buildings. However, despite our current intention to maintain this policy, we are not obligated to do so and we may change this policy without shareholder consent.

        Equity Strategy.    We seek to maximize the benefits of our operating partnership organizational structure by emphasizing the issuance of our operating partnership units as an equity source to finance our property acquisition program. This strategy provides prospective property sellers the ability to defer taxable gains by receiving our units in lieu of cash and reduces the need for us to access the equity and debt markets.

Property Summary Data

        The following table provides certain information regarding our portfolio as of December 31, 2001:

Property and Location	Submarket	Year Built/ Renovated	Rentable Square Feet	Occupancy(1)	Total Rental Revenue(2)	Total Rental Revenue per Occupied Square Foot(2)(3)	Major Tenants (10% or more of Rentable Square Feet)
B/W Corridor:(4)
2730 Hercules Road Annapolis Junction, MD	BWI Airport	1990	240,336	100.0%	$ 5,106,330	$21.25	U.S. Department of Defense (100%)
132 National Business Parkway Annapolis Junction, MD	BWI Airport	2000	118,456	100.0	2,492,159	21.04	Ameritrade Holding Corp. (53%); Computer Sciences Corp. (47%)
2721 Technology Drive Annapolis Junction, MD	BWI Airport	2000	117,890	100.0	2,763,515	23.44	General Dynamics Govt. Corp. (78%); First Service Networks, Inc. (22%)
1306 Concourse Drive Linthicum, MD	BWI Airport	1990	114,046	97.5	2,372,718	21.34	PricewaterhouseCoopers (33%); Qwest Communications (21%); AT&T Local Services (13%)
870-880 Elkridge Landing Road Linthicum, MD	BWI Airport	1981	97,161	100.0	1,638,933	16.87	Arbros Communications, Inc. (94%)
900 Elkridge Landing Road Linthicum, MD	BWI Airport	1982	97,139	100.0	1,804,660	18.58	First Annapolis Consulting (51%); Booz Allen & Hamilton (38%)
1199 Winterson Road Linthicum, MD	BWI Airport	1988	96,636	0.0	—	—
920 Elkridge Landing Road Linthicum, MD	BWI Airport	1982	96,566	100.0	1,346,798	13.95	Ciena Corporation (100%)
134 National Business Parkway Annapolis Junction, MD	BWI Airport	1999	93,482	100.0	1,963,139	21.00	Booz Allen & Hamilton (74%); Panacya, Inc. (26%)
2701 Technology Drive(5) Annapolis Junction, MD	BWI Airport	2001	91,643	100.0	2,275,644	24.83	Northrop Grumman Systems (67%); Titan Systems Corporation (33%)
133 National Business Parkway Annapolis Junction, MD	BWI Airport	1997	88,666	100.0	556,341	6.27	Mentor Technologies (67%)(6); Applied Signal Technology, Inc. (33%)
141 National Business Parkway(7) Annapolis Junction, MD	BWI Airport	1990	86,964	100.0	1,604,458	18.45	ITT Industries (46%); Getronics Govt. Solutions (20%); Harris Data Services Corp. (14%)
135 National Business Parkway Annapolis Junction, MD	BWI Airport	1998	86,863	100.0	1,782,097	20.52	First American Credit Management Solutions (82%)
1302 Concourse Drive Linthicum, MD	BWI Airport	1996	84,607	98.0	1,819,520	21.96	Lucent Technologies (31%); Aetna US Healthcare (23%); American Express Travel Related Services, Inc. (13%)
7467 Ridge Road Hanover, MD	BWI Airport	1990	73,756	100.0	1,489,957	20.20	Travelers Casualty & Surety (49%); Pro Object (32%)
881 Elkridge Landing Road Linthicum, MD	BWI Airport	1986	73,572	100.0	1,214,479	16.51	U.S. Department of Defense (100%)
7240 Parkway Drive Hanover, MD	BWI Airport	1985	73,500	73.8	1,037,063	19.11	Deloitte & Touche USA, LLP (21%); International Paper (12%)
1099 Winterson Road Linthicum, MD	BWI Airport	1988	70,938	90.9	1,159,543	17.99	Preferred Health Network (62%)
131 National Business Parkway Annapolis Junction, MD	BWI Airport	1990	68,906	100.0	1,405,760	20.40	e.spire Communications (48%); Conquest Info. Technologies, Inc. (23%); U.S. Department of Defense (15%); Intel Corporation (12%)
1190 Winterson Road Linthicum, MD	BWI Airport	1987	68,567	100.0	1,405,732	20.50	Commercial Credit Corp. (65%); U.S. Department of Defense (15%); Motorola, Inc. (14%)
849 International Drive Linthicum, MD	BWI Airport	1988	68,397	87.1	1,182,311	19.85	Raytheon E-Systems, Inc. (11%); U.S. Department of Defense (11%); Dames & Moore (10%)
911 Elkridge Landing Road Linthicum, MD	BWI Airport	1985	68,296	100.0	1,184,567	17.34	U.S. Department of Defense (100%)
1201 Winterson Road Linthicum, MD	BWI Airport	1985	67,903	100.0	750,307	11.05	Ciena Corporation (100%)
999 Corporate Boulevard Linthicum, MD	BWI Airport	2000	67,351	100.0	1,529,722	22.71	RAG American Coal Holding (71%); Ciena Corporation (29%)
7318 Parkway Drive Hanover, MD	BWI Airport	1984	59,204	100.0	806,103	13.62	U.S. Department of Defense (100%)
900 International Drive Linthicum, MD	BWI Airport	1986	57,140	100.0	657,928	11.51	Ciena Corporation (100%)

930 International Drive Linthicum, MD	BWI Airport	1986	57,140	100.0	624,336	10.93	Ciena Corporation (100%)
901 Elkridge Landing Road Linthicum, MD	BWI Airport	1984	56,847	75.6	639,659	14.89	State of Maryland (59%); Institute for Operations Research and Management Sciences (13%)
891 Elkridge Landing Road Linthicum, MD	BWI Airport	1984	56,489	86.4	883,119	18.10	Medaphis Services Corp. (52%); Metropolitan Life Ins. Co. (26%)
921 Elkridge Landing Road Linthicum, MD	BWI Airport	1983	54,057	100.0	878,591	16.25	Aerotek, Inc. (100%)
939 Elkridge Landing Road Linthicum, MD	BWI Airport	1983	53,031	100.0	889,376	16.77	First Service Networks, Inc. (36%); Agency Holding Company (34%); U.S. Department of Defense (23%)
938 Elkridge Landing Road Linthicum, MD	BWI Airport	1984	52,988	100.0	913,248	17.23	U.S. Department of Defense (100%)
940 Elkridge Landing Road Linthicum, MD	BWI Airport	1984	51,704	100.0	777,432	15.04	Cadmus Journal Services (100%)
800 International Drive Linthicum, MD	BWI Airport	1988	50,979	100.0	915,687	17.96	Raytheon E-Systems, Inc. (100%)
1340 Ashton Road Hanover, MD	BWI Airport	1989	46,400	100.0	651,514	14.04	Lockheed Martin Corp. (100%)
7321 Parkway Drive Hanover, MD	BWI Airport	1984	39,822	100.0	699,063	17.55	U.S. Department of Defense (100%)
1334 Ashton Road Hanover, MD	BWI Airport	1989	37,565	96.8	671,047	18.46	Science Applications Int'l. (60%); Parsons Transportation Group (37%)
1331 Ashton Road Hanover, MD	BWI Airport	1989	29,936	100.0	438,916	14.66	Booz Allen & Hamilton (71%); Aerosol Monitoring (29%)
1350 Dorsey Road Hanover, MD	BWI Airport	1989	19,992	95.1	307,776	16.19	Aerotek, Inc. (23%); Noodles, Inc. (14); Hunan Pagoda (12%); Johnson Controls, Inc. (11%); Corestaff Support Services, Inc. (10%)
1344 Ashton Road Hanover, MD	BWI Airport	1989	16,865	100.0	401,245	23.79	Titan Systems (28%); Student Travel Services (23%); AMP Corporation (16%); Dialysis Corp. of America (14%); Citizens National Bank (12%)
1341 Ashton Road Hanover, MD	BWI Airport	1989	15,841	100.0	261,950	16.54	Supertots Childcare, Inc. (71%); The Devereux Foundation (29%)
1343 Ashton Road Hanover, MD	BWI Airport	1989	9,962	100.0	131,885	13.24	Nauticus Corporation (100%)
1615-1629 Thames Street Baltimore, MD	Downtown Baltimore City	1989	103,683	98.7	1,868,236	18.25	Johns Hopkins University (39%); Community of Science (18%); Listas (14%)
7200 Riverwood Columbia, MD	Howard County Perimeter	1986	160,000	100.0	2,950,549	18.44	U.S. Department of Defense (100%)
9140 Rt. 108 Columbia, MD	Howard County Perimeter	1974/1985	150,000	100.0	1,870,364	12.47	Bookham Technology, Inc. (100%)
6940 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	1999	108,737	89.9	2,214,119	22.66	Magellan Behavioral Health, Inc. (39%); Response Services Center (26%); Peregrine Remedy, Inc, (14%)
6950 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	1998	107,778	100.0	2,328,130	21.60	Magellan Behavioral Health, Inc. (100%)
7067 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	2001	82,953	100.0	1,708,437	20.60	Community First Financial (50%); Corvis Corporation (50%)
6750 Alexander Bell Drive Columbia, MD	Howard County Perimeter	2001	78,460	87.0	1,694,637	24.83	Sun Microsystems, Inc. (45%); The Coca-Cola Company (35%)
6700 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1988	75,635	100.0	1,516,188	20.05	General Physics Corp. (43%); Arbitron, Inc. (26%); HR Tech, LLC (16%)
6740 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1992	61,957	88.0	1,349,047	24.74	Johns Hopkins University (68%); Advanced Career Technologies, Inc. (20%)
8815 Centre Park Drive Columbia, MD	Howard County Perimeter	1987	53,782	100.0	1,296,977	24.12	COMI (25%); Lipman, Frizzell and Mitchell (16%); Reap, Inc./REMAX (16%); CRM (13%); Citistreet Associates, LLC (10%)

6716 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1990	52,002	100.0	1,090,737	20.97	Sun Microsystems, Inc. (49%); Rational Software Corp. (15%); Tuchenhagen North America, LLC (11%); Lurgi Lentjes North America, Inc. (10%)
7700 Montpelier Road(8) Laurel, MD	Howard County Perimeter	2001	43,785	100.0	723,766	16.53	Johns Hopkins University (100%)
7065 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	2000	38,560	100.0	612,718	15.89	Corvis Operations, Inc. (100%)
6760 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1991	37,248	100.0	744,065	19.98	Tality, LP (65%)
7063 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	2000	36,936	100.0	575,832	15.59	Corvis Operations, Inc. (100%)
6708 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1988	35,040	100.0	594,716	16.97	State Farm Mutual Auto Ins. Co. (100%)
7061 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	2000	29,604	100.0	652,787	22.05	Manekin, LLC (83%); Visualtek Solutions, Inc. (17%)
14502 Greenview Drive Laurel, MD	Laurel	1988	71,873	100.0	1,396,093	19.42	iSky (20%); Greenman-Pedersen, Inc. (18%); LCC Telecom Management (11%)
14504 Greenview Drive Laurel, MD	Laurel	1985	69,194	90.3	1,189,499	19.03	Great West Life & Annuity (17%); Moore USA (11%); Light Wave Communications (10%)
6009-6011 Oxon Hill Road Oxon Hill, MD	Southern Prince George's County	1990	181,768	100.0	3,564,092	19.61	U.S. Dept. of Treasury (69%); NRL Federal Credit Union (10%)
9690 Deereco Road Timonium, MD	Suburban North Baltimore County	1988	133,737	92.1	2,696,730	21.89	Fireman's Fund Insurance (24%); GoPin, Inc. (10%)
375 W. Padonia Road Timonium, MD	Suburban North Baltimore County	1986	100,804	100.0	1,628,281	16.15	Deutsche Bank Alex. Brown (84%); Riparius Corporation (13%)

Subtotal/Average			4,791,139	95.7%	$85,700,628	$18.69

Blue Bell/Philadelphia:
753 Jolly Road Blue Bell, PA	Blue Bell	1960/92-94	419,472	100.0%	$3,718,006	$8.86	Unisys (100%)
785 Jolly Road Blue Bell, PA	Blue Bell	1970/1996	219,065	100.0	2,236,636	10.21	Unisys with 100% sublease to Merck
760 Jolly Road Blue Bell, PA	Blue Bell	1974/1994	208,854	100.0	2,724,401	13.04	Unisys (100%)
751 Jolly Road Blue Bell, PA	Blue Bell	1966/1991	112,958	100.0	1,001,207	8.86	Unisys (100%)

Subtotal/Average			960,349	100.0%	$ 9,680,250	$10.08

Greater Harrisburg:
2605 Interstate Drive Harrisburg, PA	East Shore	1990	81,187	93.5%	$1,222,673	$16.11	Commonwealth of Penna. (88%)
6345 Flank Drive Harrisburg, PA	East Shore	1989	69,443	100.0	1,081,704	15.58	Allstate Insurance (30%); First Health Services (24%); Coventry Health Care (18%); LWN Enterprises (15%)
6340 Flank Drive Harrisburg, PA	East Shore	1988	68,200	72.9	522,460	10.51	Lancaster Lebanon (73%)
2601 Market Place Harrisburg, PA	East Shore	1989	67,743	74.0	885,763	17.67	Duke Energy Operating Co. (26%); Ernst & Young, LLP (26%); Penn State Geisinger Systems (11%); Groundwater Sciences Corp. (11%)
6400 Flank Drive Harrisburg, PA	East Shore	1992	52,439	100.0	757,843	14.45	Pennsylvania Coalition Against Domestic Violence (51%); The REM Organization (27%); Liberty Business Information (16%)
6360 Flank Drive Harrisburg, PA	East Shore	1988	46,500	97.7	633,268	13.94	Ikon Office Solutions, Inc. (22%); Computer Applications (20%); Sentage/Muth & Mumma (15%); Health Spectrum Medical (15%)
6385 Flank Drive Harrisburg, PA	East Shore	1995	32,800	89.6	437,038	14.88	Cowles Enthusiast Media (34%); Coventry Mgmt. Services (26%); Pitney Bowes, Inc. (11%); Orion Consulting, Inc. (11%)

6405 Flank Drive Harrisburg, PA	East Shore	1991	32,000	100.0	459,951	14.37	Cowles Enthusiast Media (100%)
6380 Flank Drive Harrisburg, PA	East Shore	1991	32,000	80.0	324,053	12.66	Myers & Stauffer (17%); Verizon Network Integration Corp. (14%); Lorom America, Inc. (14%); Lancaster Lebanon, Int. (13%); Critical Care Systems, Inc. (13%); U-Conn Technology USA (10%)
95 Shannon Road Harrisburg, PA	East Shore	1999	21,976	100.0	349,176	15.89	New World Pasta (100%)
75 Shannon Road Harrisburg, PA	East Shore	1999	20,887	100.0	351,938	16.85	McCormick, Taylor & Assoc. (100%)
6375 Flank Drive Harrisburg, PA	East Shore	2000	19,783	100.0	325,875	16.47	Orion Capital Companies (71%); McCormick, Taylor & Assoc. (29%)
85 Shannon Road Harrisburg, PA	East Shore	1999	12,863	100.0	204,380	15.89	New World Pasta (100%)
5035 Ritter Road Mechanicsburg, PA	West Shore	1988	56,556	100.0	770,397	13.62	Commonwealth of Penna. (83%)
5070 Ritter Road—Building A Mechanicsburg, PA	West Shore	1989	32,309	77.5	406,536	16.23	Maryland Casualty Co. (62%); Commonwealth of Penna. (15%)
5070 Ritter Road—Building B Mechanicsburg, PA	West Shore	1989	28,000	100.0	353,890	12.64	Vale National Training Center (63%); Pennsylvania Trauma Systems Foundation (18%); Paytime, Inc. (13%)

Subtotal/Average			674,686	91.2%	$ 9,086,945	$14.77

Northern/Central New Jersey:
431 Ridge Road Dayton, NJ	Exit 8A—Cranbury	1958/1998	170,000	100.0%	$3,601,040	$21.18	AT&T Local Services (100%)
429 Ridge Road Dayton, NJ	Exit 8A—Cranbury	1966/1996	142,385	100.0	2,763,333	19.41	AT&T Local Services (100%)
68 Culver Road Dayton, NJ	Exit 8A—Cranbury	2000	57,280	100.0	1,221,782	21.33	AT&T Local Services (100%)
437 Ridge Road Dayton, NJ	Exit 8A—Cranbury	1962/1996	30,000	100.0	564,120	18.80	AT&T Local Services (100%)
104 Interchange Plaza Cranbury, NJ	Exit 8A—Cranbury	1990	47,677	100.0	1,094,494	22.96	Turner Construction Co. (35%); Utica Mutual Insurance Co. (15%); Laborer's International Union (13%); Lanier Worldwide (12%)
101 Interchange Plaza Cranbury, NJ	Exit 8A—Cranbury	1985	43,621	100.0	988,309	22.66	Ford Motor Credit Co. (21%); CSX Transportation, Inc. (18%); Arquest, Inc. (16%); Middlesex County Improve. Auth. (13%); Trans Union Corporation (11%)
47 Commerce Cranbury, NJ	Exit 8A—Cranbury	1992/1998	41,398	100.0	526,593	12.72	Somfy Systems, Inc. (100%)
7 Centre Drive Jamesburg, NJ	Exit 8A—Cranbury	1989	19,466	100.0	435,736	22.38	Compugen, Inc. (29%); Systems Freight (22%)
8 Centre Drive Jamesburg, NJ	Exit 8A—Cranbury	1986	16,199	100.0	361,216	22.30	Sonova Networks Corp. (55%); Medical World Communications (45%)
2 Centre Drive Jamesburg, NJ	Exit 8A—Cranbury	1989	16,132	100.0	402,411	24.94	Fleet National Bank (100%)
4301 Route 1 Monmouth Junction, NJ	Monmouth Junction	1986	61,300	100.0	1,238,541	20.20	Guest Supply, Inc. (47%); eCOM Server (16%); Ikon Office Solutions (14%); Foster & Adoptive Family Svcs. (10%)
695 Rt. 46 Fairfield, NJ	Wayne	1990	157,394	95.7	3,187,121	21.16	ADT Security Services, Inc. (26%); The Museum Company (16%); Chase Manhattan (15%); Dean Witter Reynolds (13%)
710 Rt. 46 Fairfield, NJ	Wayne	1985	101,120	69.1	1,452,883	20.79	Ericsson, Inc. (13%)

Subtotal/Average			903,972	95.8%	$17,837,579	$20.60

Northern Virginia:

15000 Conference Center Drive Chantilly, VA	Dulles South	1989	470,406	99.6%	$ 9,427,404	$20.13	Dyncorp Information Systems, LLC (52%); General Dynamics Govt. Corp. (13%); Genuity, Inc. (13%)

Subtotal/Average			470,406	99.6%	$ 9,427,404	$20.13

Total/Average			7,800,552	96.1%	$131,732,806	$17.58

(1)
This percentage is based upon all signed leases and tenants occupancy as of December 31, 2001.
(2)
Total rental revenue is the monthly contractual base rent as of December 31, 2001 multiplied by 12, plus the estimated annualized expense reimbursements under existing leases.
(3)
This total rent per occupied square foot is the property's total rental revenue divided by that property's occupied square feet as of December 31, 2001.
(4)
The B/W Corridor encompasses mostly Anne Arundel and Howard Counties. Included in this region are six properties located outside of these counties, including three properties in suburban Washington, D.C., two properties in Timonium, Maryland, and one property in Baltimore, Maryland.
(5)
We hold a 50% interest in the joint venture that owns this property. Another 26,357 rentable square feet will be delivered upon completion of tenant improvements.
(6)
This tenant declared bankruptcy in November 2001. We have not included any rental revenue since we did not receive any payments from this tenant in December 2001, and we anticipate termination of the lease.
(7)
A tenant occupying 2,175 rentable square feet in this property remits only eleven months of rental revenue annually under the terms of its lease. Accordingly, the monthly contractual base rent as of December 31, 2001 was multiplied by eleven.
(8)
We hold an 80% interest in the joint venture that owns this property.

Major Tenants

        The following table provides certain information regarding our 20 largest tenants, on a total rental revenue basis, as of December 31, 2001:

Tenant	Number of Leases	Total Occupied Square Feet	Percentage of Total Occupied Square Feet	Total Rental Revenue(1)	Percentage of Total Rental Revenue(1)	Wtd. Avg. Remaining Lease Term(2)
				(In thousands)		(In years)
Agencies of the U.S. Government(3)	20	869,758	11.6%	$16,004	12.1%	4.6
AT&T Local Services(4)	6	414,970	5.5	8,487	6.4	6.8
Unisys(5)	3	741,284	9.9	7,444	5.7	7.5
Dyncorp Information Systems, LLC	1	244,522	3.3	5,033	3.8	9.0
Ciena Corporation(6)	5	298,482	4.0	3,816	2.9	3.4
General Dynamics Government Corp.	3	161,657	2.2	3,609	2.7	7.3
Magellan Behavioral Health, Inc.	2	150,622	2.0	3,308	2.5	2.1
Booz Allen & Hamilton	3	127,919	1.7	2,525	1.9	3.5
Johns Hopkins University(4)	5	125,720	1.7	2,496	1.9	4.5
Commonwealth of Pennsylvania(4)	9	177,813	2.4	2,385	1.8	6.6
Merck & Co., Inc.(5)	1	219,065	2.9	2,237	1.7	7.5
Corvis Operations, Inc.	3	116,775	1.6	1,980	1.5	5.2
Bookham Technology, Inc.	1	150,000	2.0	1,870	1.4	6.1
Northrop Grumman Systems	1	61,250	0.8	1,554	1.2	6.8
Genuity, Inc.	1	59,173	0.8	1,538	1.2	2.4
Arbros Communications, Inc.	1	91,534	1.2	1,533	1.2	9.3
First American Credit Management Solutions, Inc.	1	70,982	0.9	1,410	1.1	6.9
Sun Microsystems, Inc.	2	60,730	0.8	1,403	1.1	4.0
Deutsche Banc Alex. Brown	1	84,354	1.1	1,327	1.0	2.4
Ameritrade Holding Corporation	1	63,224	0.8	1,318	1.0	8.5

Subtotal/Weighted Average	70	4,289,834	57.2%	71,277	54.1%	5.8
All Remaining Tenants	376	3,204,300	42.8%	60,456	45.9%	3.1

Total/Weighted Average	446	7,494,134	100.0%	$131,733	100.0%	4.5

(1)
Total rental revenue is the monthly contractual base rent as of December 31, 2001 multiplied by 12, plus the estimated annualized expense reimbursements under existing leases.
(2)
Based on total rental revenue.
(3)
Many of our government leases are subject to certain early termination provisions that are customary to government leases. The weighted average remaining lease term was computed assuming no exercise of such early termination rights.
(4)
Includes affiliated organizations or agencies.
(5)
Merck & Co., Inc. subleases 219,065 rentable square feet of the 960,349 rentable square feet leased by Unisys.
(6)
In addition to the 298,482 square feet directly leased, Ciena Corporation also subleases 107,064 rentable square feet from various tenants in our portfolio over different lease terms.

Lease Expirations

        The following table provides certain information regarding the expiration of our leases as of December 31, 2001:

Year of Lease Expiration(1)	Number of Leases Expiring	Square Footage of Leases Expiring	Percentage of Total Occupied Square Feet	Total Rental Revenue of Expiring Leases(2)	Percentage of Total Rental Revenue Expiring(2)	Total Rental Revenue of Expiring Leases Per Occupied Square Foot(2)
				(In thousands)
Other(3)	8	48,694	0.6%	$32	0.0%	$0.64
2002	98	994,175	13.3	17,978	13.6	18.08
2003	95	833,099	11.1	14,319	10.9	17.19
2004	71	828,934	11.1	16,569	12.6	19.99
2005	63	744,854	9.9	14,779	11.2	19.84
2006	54	652,783	8.7	12,366	9.4	18.94
2007	16	454,641	6.1	7,530	5.7	16.56
2008	11	767,559	10.2	14,557	11.1	18.97
2009	13	1,222,057	16.3	14,736	11.2	12.06
2010	12	710,381	9.5	14,509	11.0	20.42
2011	4	165,443	2.2	3,211	2.4	19.41
2012	1	71,514	1.0	1,147.9		16.05

Total/Weighted Average	446	7,494,134	100.0%	$131,733	100.0%	$18.11

(1)
Many of our government leases are subject to certain early termination provisions that are customary to government leases. The year of lease expiration was computed assuming no such early termination rights.
(2)
Total rental revenue is the monthly contractual base rent as of December 31, 2001 multiplied by 12, plus the estimated annualized expense reimbursements under existing leases.
(3)
Other consists of amenities, including cafeterias, concierge offices and property management space.

Recurring Capital Expenditures

        The following table summarizes our recurring capital expenditures, principally associated with re-tenanting and releasing, for our office properties for the year ended December 31, 2001:

Total recurring capital expenditures (in thousands)	$5,429
Average rentable square feet	7,079,717
Recurring capital expenditures per rentable square foot	$0.77

Historical Leasing Activity

        The following table provides certain information regarding our office leasing activity for the year ended December 31, 2001:

End of period occupancy	96.1%
Retention ratio (% based on square feet renewed)	72.5%
Increase in base rent-straight-line(1)	18.5%

(1)
Base rent-straight-line is defined as the contractual rent to be received over the entire lease term divided by the number of periods in the lease term.

Mortgage and Other Indebtedness

        The following table provides certain information regarding our mortgage and other indebtedness as of September 30, 2001:

	Outstanding Debt	Interest Rate	Maturity Date
	(In thousands)
Deutsche Bank Term Credit Facility	$90,954	LIBOR+1.75%	October 2001	(1)
Teachers Insurance and Annuity Association of America	81,025	6.89	November 2008
Teachers Insurance and Annuity Association of America	58,369	7.72	October 2006
Mutual of New York Life Insurance Company	27,073	7.79	August 2004
Transamerica Life Insurance and Annuity Company	26,504	7.18	August 2009
State Farm Life Insurance Company	25,831	7.90	April 2008
Transamerica Occidental Life Insurance Company	21,074	7.30	May 2008
Allstate Life Insurance Company	20,921	6.93	July 2008
Deutsche Bank Revolving Credit Facility	17,700	LIBOR + 1.75	March 2004	(2)
Transamerica Life Insurance and Annuity Company	17,430	8.30	October 2005
Keybank National Association	16,215	LIBOR + 1.75	March 2002	(3)
Allstate Life Insurance Company	15,980	7.14	September 2007
Mercantile-Safe Deposit and Trust Company	15,750	Prime	February 2003
IDS Life Insurance Company	13,511	7.90	March 2008
Allfirst Bank	11,000	LIBOR + 1.75	April 2003	(4)
Bank of America	8,952	LIBOR + 1.75	December 2002	(5)
Teachers Insurance and Annuity Association of America	7,891	8.35	October 2006
Provident Bank of Maryland	6,900	LIBOR + 1.75	July 2002	(6)
Fleet Bank	6,716	LIBOR + 1.75	February 2003	(7)
Allfirst Bank	6,500	LIBOR + 1.75	July 2002	(8)
Aegon USA Realty Advisors, Inc.	5,911	8.29	May 2007
Citibank Federal Savings Bank	4,981	6.93	July 2008
Individual Lender	1,527	8.00	May 2007

	$508,715

(1)
Loan was repaid in October 2001 using proceeds from our Credit Facility.
(2)
On November 30, 2001, we borrowed $32,078 to fund part of our $58,968 purchase of a 470,000 square foot property in Northern Virginia. In addition, we closed a $25,000 mortgage, bearing LIBOR plus 2.0% interest and maturing in November 2002.
(3)
May be extended for a six-month period, subject to certain conditions. In addition, we borrowed $8,785 under this loan in October 2001.
(4)
Loan commitment is $12,000. Loan may be extended for a one-year period, subject to certain conditions.
(5)
Total construction loan commitment of $15,750. Loan may be extended for a one-year period, subject to certain conditions.
(6)
Loan commitment of $11,855. Loan may be extended for a one-year period, subject to certain conditions.
(7)
In November 2001, this loan was repaid with the proceeds of a $36,000 mortgage, bearing LIBOR plus 1.75% and maturing in November 2003. This loan may be extended for a one-year period, subject to certain conditions.
(8)
May be extended for a one-year period, subject to certain conditions.

MANAGEMENT

Name	Age	Office
Jay H. Shidler	55	Chairman of the Board of Trustees
Clay W. Hamlin, III	56	Chief Executive Officer and Trustee
Thomas F. Brady	52	Trustee
Betsy Z. Cohen	60	Trustee
Robert L. Denton	49	Trustee
Steven D. Kesler	50	Trustee
Kenneth S. Sweet, Jr.	69	Trustee
Kenneth D. Wethe	60	Trustee
Randall M. Griffin	57	President and Chief Operating Officer
Roger A. Waesche, Jr.	47	Senior Vice President and Chief Financial Officer
John H. Gurley	62	Secretary, Senior Vice President and General Counsel
Michael D. Kaiser	50	Corporate Realty Management, LLC — President
Dwight S. Taylor	57	Corporate Development Services, LLC — President

        Jay H. Shidler has been Chairman of our Board of Trustees since October 1997. Mr. Shidler is the founder and Managing Partner of The Shidler Group, a nationally recognized real estate investment company. Mr. Shidler has over 27 years of experience in real estate investment and has been directly involved in the acquisition and management of over 1,000 properties in 40 states and Canada totaling over $4 billion in aggregate value. Mr. Shidler is a founder and Chairman of the Board of Directors of First Industrial Realty Trust, Inc. and was a founder, former director and co-Chairman of TriNet Corporate Realty Trust, Inc. (now a subsidiary of iStar Financial, Inc.).

        Clay W. Hamlin, III has been one of our Trustees and our Chief Executive Officer since October 1997. He was our President from October 1997 until September 1998. From May 1989 until joining us, Mr. Hamlin was the Managing Partner of The Shidler Group's Mid-Atlantic region, where he acquired, managed and leased over four million square feet of commercial property. He has been active in the real estate business for 28 years. Mr. Hamlin is also a founding shareholder of First Industrial Realty Trust, Inc.

        Thomas F. Brady has been one of our Trustees since January 2002. Mr. Brady is Vice President-Corporate Strategy & Development at Constellation Energy Group, Inc. ("CEG"). In this role, Mr. Brady is responsible for setting corporate strategy and managing the development of enabling options to assure delivery of CEG's strategic objectives. Mr. Brady serves as a director of Baltimore Gas and Electric Company and other subsidiaries of CEG. He is Chairman of CEG's two retail energy service companies (BGE Home Products & Services, Inc. and Constellation Energy Source, Inc.), its investment and real estate subsidiaries, as well as its international division. Mr. Brady also serves on the Board of Governors of The National Aquarium in Baltimore and as a Director of Baltimore County Leadership and Villa Julie College.

        Betsy Z. Cohen has been one of our Trustees since May 1999. Mrs. Cohen is Chairman, Chief Executive Officer and Trustee of RAIT Investment Trust, a real estate investment trust. She also serves as Chief Executive Officer of TheBancorp.com, Inc. and as a Director of The Maine Merchant Bank, LLC and of Aetna, Inc. From 1999 to 2000, Mrs. Cohen also served as a Director of Hudson United

Bancorp, a holding company, the successor to JeffBanks, Inc. where she had been Chairman and Chief Executive Officer since its inception in 1981 and was formerly Director of First Union Corp. of Virginia and its predecessor, Dominion Bankshares, Inc.

        Robert L. Denton has been one of our Trustees since May 1999. Mr. Denton joined The Shidler Group in 1994 and is currently a Managing Partner and the resident principal in the New York office. From 1991 to 1994, Mr. Denton was a Managing Director with Providence Capital, Inc., an investment-banking firm that he co-founded.

        Steven D. Kesler has been one of our Trustees since September 1998. Mr. Kesler is the Chief Executive Officer and President of Constellation Investments, Inc., Constellation Real Estate Group, Inc. and Constellation Real Estate, Inc., wholly-owned indirect subsidiaries of Constellation Energy Group, Inc. In this role, Mr. Kesler manages a corporate investment entity, Constellation Energy Group, Inc.'s pension plan, Constellation Energy Group, Inc.'s nuclear decommissioning trust, a portfolio of real estate assets and a portfolio of assisted living assets. He also serves as Vice Chairman, Chief Executive Officer and President of Constellation Health Services, Inc., a wholly-owned indirect subsidiary of Constellation Energy Group, Inc. Prior to joining Constellation Energy Group, Inc. in 1984, Mr. Kesler was Controller of Westinghouse-Hittman Nuclear, Inc. and Manager of Budgets, Planning and Analysis with Maryland National Corporation.

        Kenneth S. Sweet, Jr. has been one of our Trustees since October 1997. Mr. Sweet is Chairman of GSA Management, LLC and Managing Director of GS Capital, LP, a venture capital and real estate partnership that he founded in 1991. In 1971, Mr. Sweet founded K.S. Sweet Associates, which specialized in real estate and venture capital investments. From 1957 to 1971 he was with The Fidelity Mutual Life Insurance Company. Mr. Sweet serves as a Director, Chairman of the Real Estate Committee and a member of the Finance Committee of Main Line Health and the Philadelphia Chapter of the Nature Conservancy. He also serves as Chairman of Bryn Mawr Hospital Foundation and is on the Advisory Committee of the Arthur Ashe Youth Tennis Center.

        Kenneth D. Wethe has been one of our Trustees since January 1990. Since 1990, Mr. Wethe has been the owner and principal officer of Wethe & Associates, a Dallas-based firm providing independent risk management, insurance and employee benefit services to school districts and governmental agencies. Mr. Wethe has over 25 years experience in the group insurance and employee benefits area.

        Randall M. Griffin has been our President and Chief Operating Officer since September 1998. Mr. Griffin previously served as President of Constellation Real Estate Group, Inc. and Constellation Real Estate, Inc. since June 1993. From 1990 through March 1993, Mr. Griffin worked as Vice President—Development for EuroDisney Development in Paris, France. From 1976 to 1990, Mr. Griffin served for Linclay Corporation, a St. Louis based real estate development, management and investment company, most recently as Executive Vice President and Chief Operating Officer. He serves as Chairman of the Board of Governors of The National Aquarium in Baltimore. He is Vice Chairman of the Maryland Economic Development Commission, and serves on its Executive Committee.

        Roger A. Waesche, Jr. has been our Senior Vice President since September 1998 and our Chief Financial Officer since March 1999. Prior to joining us, Mr. Waesche was responsible for all financial operations of Constellation Real Estate, Inc., including treasury, accounting, budgeting and financial planning. Mr. Waesche also had primary responsibility for Constellation Real Estate, Inc.'s asset investment and disposition activities. Prior to joining Constellation Real Estate, Inc. in 1984, Mr. Waesche was a practicing Certified Public Accountant with Coopers & Lybrand L.L.P.

        John H. Gurley has been our Secretary, Senior Vice President and General Counsel since September 1998. Prior to joining us, Mr. Gurley served as Vice President and General Counsel of Constellation Real Estate, Inc. Prior to joining Constellation Real Estate, Inc. in 1987, Mr. Gurley spent 17 years with The Rouse Company where he worked eight years as Assistant General Counsel. Before that he worked in private practice for five years with Semmes, Bowen & Semmes where he provided a broad spectrum of real estate related services to various clients.

        Michael D. Kaiser has been President of Corporate Realty Management, LLC ("CRM") since April 1996 and President of Corporate Management Services, LLC, an indirect subsidiary, since January 2000. Prior to joining CRM, Mr. Kaiser served as Vice President of Asset Management of Constellation Realty Management, LLC. He has more than 24 years of real estate experience, including a background in development, leasing and management of real estate projects in the Baltimore-Washington area. He serves on the Board of Directors of the Baltimore Chapter of the Building Owners and Managers Association.

        Dwight S. Taylor has been President of Corporate Development Services, LLC ("CDS") since September 1999, previously serving as Senior Vice President since joining CDS in September 1998. Mr. Taylor has more than 25 years of real estate experience, including 14 years with Constellation Real Estate, Inc. and four years with The Rouse Company. From 1977 to 1981, Mr. Taylor was Senior Vice President of the Baltimore Economic Development Corporation. He currently serves as President of the Maryland Chapter and is on the national board of the National Association of Industrial and Office Properties. He also served as Chairman of the Associated Black Charities from 1989 to 1991. He also serves on the Board of Directors of Micros Systems, Inc.

DESCRIPTION OF SHARES

General

        Under our Declaration of Trust, we are authorized to issue up to 45,000,000 common shares and 10,000,000 preferred shares. As of January 31, 2002, 40,693 preferred shares were classified as 5.5% Series A Convertible Preferred Shares, one of which was issued and outstanding; 1,725,000 preferred shares were classified as 10% Series B Cumulative Redeemable Preferred Shares, 1,250,000 of which were issued and outstanding; 544,000 preferred shares were classified as 4% Series D Cumulative Convertible Redeemable Preferred Shares, all of which were issued and outstanding; 1,265,000 shares were classified as 10.25% Series E Cumulative Redeemable Preferred Shares, 1,150,000 of which were issued and outstanding; and 1,425,000 shares were classified as 9.875% Series F Cumulative Redeemable Preferred Shares, all of which were issued and outstanding. Our Board of Trustees may increase the authorized number of common shares and preferred shares without shareholder approval. As of January 31, 2002, there were 20,651,771 common shares issued and outstanding.

        We are authorized to issue preferred shares in one or more classes or subclasses, with the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case, as are permitted by Maryland law and as our Board of Trustees may determine by resolution. Except for the Series A Preferred Share, the Series B Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares, there are currently no other classes or series of preferred shares authorized. However, our operating partnership has issued to a third party 1,016,662 Series C Preferred Units.

        As of January 31, 2002, we owned approximately 65.9% of the outstanding common units and the Series A Preferred Unit, 1,250,000 Series B Preferred Units, 544,000 Series D Preferred Units, 1,150,000 Series E Preferred Units and 1,425,000 Series F Preferred Units issued by our operating partnership. Each series of units has economic terms substantially equivalent to the economic terms of the corresponding Series A Preferred Share, Series B Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, respectively, that we have issued. The 1,016,662 Series C Preferred Units of our operating partnership are owned by a third party and have a liquidation preference of $25.00. Prior to the distributions with respect to common units of our operating partnership, and through December 20, 2009, each Series C Preferred Unit is entitled to a priority distribution of $0.56 per Series C Preferred Unit, payable quarterly. From December 21, 2009 to December 20, 2014, the priority distribution on the Series C Preferred Units increases to $0.66 per Series C Preferred Unit, and after December 20, 2014 further increases to $0.75 per Series C Preferred Unit, also each payable quarterly.

        We intend to contribute the proceeds of sale of the common shares by the company from this offering to our operating partnership in exchange for a number of common units equal to the number of common shares that we sell in this offering. The economic terms of the common units will be substantially equivalent to the economic terms of the common shares. The Series A, Series B, Series C, Series D, Series E, and Series F Preferred Units are treated equally (i.e., are pari passu) in priority over the common units in our operating partnership with respect to quarterly distributions. Distributions on these preferred units are the source of funds for the payment of dividends on our preferred shares.

Restrictions on Ownership and Transfer

        For us to qualify as a REIT (as defined in the Internal Revenue Code of 1986, as amended (the "Code") to include certain entities), our shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (under the Code) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). This test is applied by "looking through" certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of us by individuals.

        Our Declaration of Trust contains certain restrictions on the number of our shares of beneficial interest that a person may own, subject to certain exceptions. Our Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Aggregate Share Ownership Limit") of the number or value of our outstanding shares of beneficial interest. In addition, our Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, in excess of 9.8% of our total outstanding common shares, in value or in number of shares, whichever is more restrictive (the "Common Share Ownership Limit"). Our Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (an "Excepted Holder"). However, our Board of Trustees may not grant such an exemption to any person if such exemption would result in us being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Share Trust (as defined below). Our Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to our Board of Trustees, in its sole discretion, in order to determine or ensure our status as a REIT.

        Our Declaration of Trust further prohibits (i) any person from beneficially or constructively owning our shares of beneficial interest that would result in us being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (ii) any person from transferring shares of our beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of the beneficial interest that resulted in a transfer of shares to the Share Trust, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        If any transfer of our shares of beneficial interest occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest in us in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of our shares of beneficial interest, the beneficial or constructive ownership of which otherwise would cause such person to be in excess of the ownership limit (rounded to the nearest whole share) will automatically be transferred to a trust (the "Share Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner will not acquire any rights in such shares. Such automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in our Declaration of Trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Share Trust will be issued and outstanding shares of beneficial interest in us. The Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Share Trust, may have no rights to dividends and may not possess any other rights attributable to the shares of beneficial interest held in the Share Trust. The trustee of the Share Trust (the "Share Trustee") will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Share Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Share Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will have the authority (at the Share Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by us that such shares have been transferred to the Share Trust and (ii) to recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then the Share Trustee will not have the authority to rescind and recast such vote.

        Within 20 days after receiving notice from us that shares of beneficial interest in us have been transferred to the Share Trust, the Share Trustee will sell the shares of beneficial interest held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the common shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares will be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

        In addition, shares of beneficial interest in us held in the Share Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We will have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Share Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

        All certificates representing the common shares will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such other percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including the common shares, is required to give written notice to us, within 30 days after the end of each taxable year, stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of us which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner will provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder will upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        These ownership limitations could delay, defer or prevent a change in control of us or other transaction that might involve a premium over the then prevailing market price for the common shares or other attributes that the shareholders may consider to be desirable.

Common Shares

        For a summary of the terms and provisions of our common shares, see "Description of Shares—Common Shares" in the accompanying prospectuses dated November 1, 2000 and May 17, 2001.

Preferred Shares

        The following summary of the terms and provisions of our preferred shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Declaration of Trust and the Articles Supplementary to the Declaration of Trust relating to the establishment of each series of our preferred shares, each of which is available from us as described in "Where You Can Find More Information."

Series A Preferred Shares and Series B Preferred Shares

        For a summary of the terms and provisions of our Series A Preferred Share and Series B Preferred Shares, see "Description of Shares—Preferred Shares" in each of the accompanying prospectuses dated November 1, 2000 and May 17, 2001.

Series D Preferred Shares

        The outstanding 544,000 Series D Preferred Shares were issued in a private placement to a private investor on January 25, 2001. We contributed the proceeds from the sale of the Series D Preferred Shares to our operating partnership in exchange for a number of Series D Preferred Units equal to the number of Series D Preferred Shares that we sold in the private placement. The terms of the Series D Preferred Shares are as follows:

        Ranking.    The Series D Preferred Shares, as to dividend rights and rights upon our liquidation, dissolution or winding-up, rank (i) prior or senior to our common shares and any other class or series of our equity securities authorized or designated in the future as to which the holders of Series D Preferred Shares are entitled, by the terms of that class or series, to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of shares of that class or series ("Junior Shares"); (ii) on a parity with the Series A Preferred Share, the Series B Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and any other class or series of our equity securities authorized or designated in the future as to which the holders of those securities and the holders of Series D Preferred Shares are entitled, by the terms of that class or series, to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Parity Shares"); and (iii) junior to any class or series of our equity securities authorized or designated in the future as to which the holders of that class or series are entitled, by the terms of that class or series, to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series D Preferred Shares ("Senior Shares").

        Dividends.    Holders of the Series D Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series D Preferred Shares at a rate of $1.00 per year per Series D Preferred Share. Such dividends are cumulative from the date of original issue, whether or not in any dividend period or periods such dividends have been declared or there are funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or if not a business day, the next succeeding business day) (each, a "Dividend Payment Date"). Any dividend payable on the Series D Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by the Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series D Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the Series D Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect to any dividend payment or payments on the Series D Preferred Shares that may be in arrears.

        When dividends are not paid in full upon the Series D Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series D Preferred Shares and any Parity Shares will be declared ratably, in proportion to the respective amounts of dividends accrued and unpaid on the Series D Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series D Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series D Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor will any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding-up, before any payment or distribution by us may be made to or set apart for the holders of any Junior Shares, the holders of Series D Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Series D Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. Until the holders of the Series D Preferred Shares have been paid the Series D Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding-up. If upon any liquidation, dissolution or winding-up, our assets, or proceeds thereof, distributable among the holders of Series D Preferred Shares is insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, will be distributed among the holders of Series D Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series D Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding-up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding-up, after payment has been made in full to the holders of Series D Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series D Preferred Shares and any Parity Shares will not be entitled to share therein.

        Optional Redemption.    The Series D Preferred Shares will not be redeemable by us prior to January 25, 2006 (subject to the holder's right to convert such shares prior to such date in the manner as described in "Conversion" below, and except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in "—Restrictions on Ownership and Transfer" above). On or after January 25, 2006, we may, at our option, redeem the Series D Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series D Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date.

        In the event of a redemption of any Series D Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date in respect of such Series D Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such Series D Preferred Shares. The redemption date will be selected by us and will not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series D Preferred Shares have not been paid or declared and set apart for payment, no Series D Preferred Shares may be redeemed unless all outstanding Series D Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series D Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series D Preferred Shares.

        If fewer than all the outstanding Series D Preferred Shares are to be redeemed, we will select those Series D Preferred Shares to be redeemed pro rata in proportion to the numbers of Series D Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

        Notice of redemption will be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the Series D Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date; (ii) the number of Series D Preferred Shares to be redeemed; (iii) the place or places where certificates for such Series D Preferred Shares are to be surrendered for cash; and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price, or (y) payable on the next dividend payment date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Series D Preferred Shares to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease except (a) the right to receive the cash payable upon such redemption without interest thereon, and (b) if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the right of record holders at the close of business on such record date to receive the dividend payable on such dividend payment date. The full dividend payable on such dividend payment date with respect to such Series D Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

        The Series D Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions except as provided under "—Restrictions on Ownership and Transfer" above.

        Subject to applicable law and the limitations on purchases when dividends on the Series D Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series D Preferred Shares by private agreement with the holders or otherwise.

        Conversion.    The Series D Preferred Shares are convertible into our common shares at any time by the holder after December 31, 2003, at the rate of 2.2 common shares for every one Series D Preferred Share ("Conversion Rate"). This Conversion Rate is subject to adjustment in the event that we effect a stock split, subdivision of its then outstanding common shares, or distribution of common shares in the form of a dividend. In addition, in the event that we effect a distribution of securities other than common shares in the form of a dividend, then the Series D Preferred Shares shall be entitled to receive upon conversion, in addition to the number of common shares receivable upon such conversion, the amount of our other securities that they would have otherwise received had their Series D Preferred Shares been converted into common shares on the date of the distribution.

        Voting Rights.    Holders of Series D Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

        If and whenever dividends on any Series D Preferred Shares or any series or class of Parity Shares are in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Parity Shares of any other class or series that is entitled to similar voting rights (the "Voting Parity Shares")), and the holders of Series D Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series D Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately has so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series D Preferred Shares and shares of any series of Voting Parity Shares then outstanding. Such special meeting will be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series D Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee occurs by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining Trustee elected by the holders of the Series D Preferred Shares and such other Voting Parity Shares or the successor to the remaining Trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on outstanding Series D Preferred Shares and Voting Parity Shares have been paid and dividends thereon for the current quarterly dividend period have been paid or declared and set apart for payment, then the right of the holders of the Series D Preferred Shares and Voting Parity Shares to elect such additional two Trustees will cease and the terms of office of such Trustees will terminate and the number of Trustees constituting our Board of Trustees will be reduced accordingly.

        The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series D Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares, or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series D Preferred Shares; provided, however, that no such vote of the holders of Series D Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series D Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series D Preferred Shares or any shares of any class of Parity Shares will not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series D Preferred Shares.

        With respect to the exercise of the above-described voting rights, each Series D Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Series D Preferred Shares as a single class, then the Series D Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

Series E Preferred Shares

        The outstanding 1,150,000 Series E Preferred Shares were issued in an underwritten public offering in April 2001. We contributed the proceeds from the sale of the Series E Preferred Shares to our operating partnership in exchange for a number of Series E Preferred Units equal to the number of Series E Preferred Shares that we sold in the private placement. The terms of the Series E Preferred Shares are as follows:

        Ranking.    The Series E Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to any Junior Shares, (ii) on a parity with the Series F Preferred Shares and all other Parity Shares and (iii) junior to any Senior Shares.

        Dividends.    Holders of the Series E Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series E Preferred Shares at a rate of $2.5625 per year per Series E Preferred Share. Such dividends are cumulative from the date of original issue, whether or not in any dividend period or periods such dividends have been declared or there are funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or if not a business day, the next succeeding business day). Any dividend payable on the Series E Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by the Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series E Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the Series E Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect to any dividend payment or payments on the Series E Preferred Shares that may be in arrears.

        When dividends are not paid in full upon the Series E Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series E Preferred Shares and any Parity Shares will be declared ratably, in proportion to the respective amounts of dividends accrued and unpaid on the Series E Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series E Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series E Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor will any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding-up, before any payment or distribution by us may be made to or set apart for the holders of any Junior Shares, the holders of Series E Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Series E Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. Until the holders of the Series E Preferred Shares have been paid the Series E Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding-up. If upon any liquidation, dissolution or winding-up, our assets, or proceeds thereof, distributable among the holders of Series E Preferred Shares is insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, will be distributed among the holders of Series E Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series E Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding-up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding-up, after payment has been made in full to the holders of Series E Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series E Preferred Shares and any Parity Shares will not be entitled to share therein.

        Optional Redemption.    The Series E Preferred Shares will not be redeemable by us prior to July 15, 2006 (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in "—Restrictions on Ownership and Transfer" above). On or after July 15, 2006, we may, at our option, redeem the Series E Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series E Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series E Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our operating partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing of or in us or our operating partnership.

        In the event of a redemption of any Series E Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date in respect of such Series E Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such Series E Preferred Shares. The redemption date will be selected by us and will not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series E Preferred Shares have not been paid or declared and set apart for payment, no Series E Preferred Shares may be redeemed unless all outstanding Series E Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series E Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series E Preferred Shares.

        If fewer than all the outstanding Series E Preferred Shares are to be redeemed, we will select those Series E Preferred Shares to be redeemed pro rata in proportion to the numbers of Series E Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

        Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the Series E Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date; (ii) the number of Series E Preferred Shares to be redeemed; (iii) the place or places where certificates for such Series E Preferred Shares are to be surrendered for cash; and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price, or (y) payable on the next dividend payment date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Series E Preferred Shares to be redeemed will cease to accrue, such shares will no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon, and (b) if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the right of record holders at the close of business on such record date to receive the dividend payable on such dividend payment date). The full dividend payable on such dividend payment date with respect to such Series E Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

        The Series E Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions except as provided under "—Restrictions on Ownership and Transfer" above.

        Subject to applicable law and the limitation on purchases when dividends on the Series E Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series E Preferred Shares in the open market, by tender or by private agreement.

        Voting Rights.    Holders of Series E Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

        If and whenever dividends on any Series E Preferred Shares or any series or class of Parity Shares are in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Voting Parity Shares, and the holders of Series E Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series E Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately has so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series E Preferred Shares and shares of any series of Voting Parity Shares then outstanding. Such special meeting will be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series E Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee occurs by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining Trustee elected by the holders of the Series E Preferred Shares and such other Voting Parity Shares or the successor to the remaining Trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on outstanding Series E Preferred Shares and Voting Parity Shares have been paid and dividends thereon for the current quarterly dividend period have been paid or declared and set apart for payment, then the right of the holders of the Series E Preferred Shares and Voting Parity Shares to elect such additional two Trustees will cease and the terms of office of such Trustees will terminate and the number of Trustees constituting our Board of Trustees will be reduced accordingly.

        The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series E Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series E Preferred Shares; provided, however, that no such vote of the holders of Series E Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series E Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series E Preferred Shares or any shares of any class of Parity Shares will not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series E Preferred Shares.

        With respect to the exercise of the above-described voting rights, each Series E Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Series E Preferred Shares as a single class, then the Series E Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

Series F Preferred Shares

        The outstanding 1,425,000 Series F Preferred Shares were issued in an underwritten public offering in September 2001. We contributed the proceeds from the sale of the Series F Preferred Shares to our operating partnership in exchange for a number of Series F Preferred Units equal to the number of Series F Preferred Shares that we sold in the private placement. The terms of the Series F Preferred Shares are as follows:

        Ranking.    The Series F Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to any Junior Shares, (ii) on a parity all other Parity Shares and (iii) junior to any Senior Shares.

        Dividends.    Holders of Series F Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series F Preferred Shares at the rate of $2.46875 per year per Series F Preferred Share. These dividends are cumulative from the date of original issue, whether or not in any dividend period or periods these dividends shave been declared or there are funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or, if not a business day, the next succeeding business day). Any dividend payable on the Series F Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by our Board of Trustees and which are not more than 60 nor less than 10 days prior to the related Dividend Payment Date. Holders of Series F Preferred Shares are not be entitled to receive any dividends in excess of cumulative dividends on the Series F Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series F Preferred Shares that may be in arrears.

        When dividends are not paid in full upon the Series F Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for this payment is not set apart, all dividends declared upon the Series F Preferred Shares and any Parity Shares will be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Series F Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series F Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series F Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor will any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Regardless of the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if this declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding-up, before any payment or distribution by us will be made to or set apart for the holders of any Junior Shares, the holders of Series F Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Series F Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. Until the holders of the Series F Preferred Shares have been paid the Series F Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding-up. If upon any liquidation, dissolution or winding-up, our assets, or proceeds thereof, distributable among the holders of Series F Preferred Shares will be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, will be distributed among the holders of Series F Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series F Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding-up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding-up, after payment has been made in full to the holders of Series F Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series F Preferred Shares and any Parity Shares will not be entitled to share in that payment or distribution.

        Optional Redemption.    The Series F Preferred Shares will not be redeemable by us prior to October 15, 2006 (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in "—Restrictions on Ownership and Transfer" above). On or after October 15, 2006, we may, at our option, redeem the Series F Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series F Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series F Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our operating partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing of or in us or our operating partnership.

        In the event of a redemption of any Series F Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such Series F Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such Series F Preferred Shares. The redemption date will be selected by us and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series F Preferred Shares have not been paid or declared and set apart for payment, no Series F Preferred Shares may be redeemed unless all outstanding Series F Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series F Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series F Preferred Shares.

        If fewer than all the outstanding Series F Preferred Shares are to be redeemed, we will select those Series F Preferred Shares to be redeemed pro rata in proportion to the numbers of Series F Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

        Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the Series F Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date, (ii) the number of Series F Preferred Shares to be redeemed, (iii) the place or places where certificates for such Series F Preferred Shares are to be surrendered for cash and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Series F Preferred Shares to be redeemed will cease to accrue, such shares will no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date). The full dividend payable on such Dividend Payment Date with respect to such Series F Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

        The Series F Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions except as provided under "—Restrictions on Ownership and Transfer" above.

        Subject to applicable law and the limitation on purchases when dividends on the Series F Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series F Preferred Shares in the open market, by tender or by private agreement.

        Voting Rights.    Holders of Series F Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

        If and whenever dividends on any Series F Preferred Shares or any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Voting Parity Shares, and the holders of Series F Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series or class, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series F Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series F Preferred Shares and shares of any series or class of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series F Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee shall occur by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining Trustee elected by the holders of the Series F Preferred Shares and the Voting Parity Shares or the successor to the remaining Trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on outstanding Series F Preferred Shares and Voting Parity Shares shall have been paid and dividends thereon for the current dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series F Preferred Shares and Voting Parity Shares to elect such additional two Trustees shall cease and the terms of office of such Trustees shall terminate and the number of Trustees constituting our Board of Trustees shall be reduced accordingly. The one outstanding Series A Preferred Share is not a Voting Parity Share. Constellation, the holder of the Series A Preferred Share, votes as a separate class, and is entitled to elect two additional Trustees if we fail at any time or from time to time to pay when due two consecutive quarterly dividend payments on the Series A Preferred Share, and such Trustees are entitled to serve as Trustees thereafter until all accrued and unpaid dividends on the Series A Preferred Share have been paid in full.

        The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series F Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series F Preferred Shares; provided, however, that no such vote of the holders of Series F Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series F Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series F Preferred Shares or any shares of any class of Parity Shares will not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series F Preferred Shares. The holder of the Series A Preferred Share does not vote with the holders of Series F Preferred Shares as a single class with respect to the matters referred to above. With respect to these matters, the holder of the Series A Preferred Share votes as a separate class.

        With respect to the exercise of the above-described voting rights, each Series F Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Series F Preferred Shares as a single class, then the Series F Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

CERTAIN FEDERAL INCOME TAX MATTERS

        The following summary of certain Federal income tax considerations regarding an investment in the common shares is based on current law, is for general information only and is not tax advice. This summary supplements the discussion set forth in each of the accompanying prospectuses under the heading "Federal Income Tax Matters." This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances.

        Each prospective purchaser is advised to consult his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of common shares and of our election to be taxed as a REIT, including the Federal, state, local, foreign income and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

Distributions on Common Shares

        For a discussion of the treatment of dividends and other distributions with respect to the common shares, see "Federal Income Tax Matters—Taxation of Shareholders" in each of the accompanying prospectuses. In determining the extent to which a distribution with respect to the common shares constitutes a dividend for tax purposes, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to any class of preferred shares, and then to our common shares.

Recent Legislation Affecting REITs

        Pursuant to the Tax Relief Extension Act of 1999 (the "Act"), a REIT is prohibited from holding securities representing more than 10% of the voting stock or value of all classes of stock of any corporation other than (i) a qualified REIT subsidiary, (ii) another REIT or (iii) certain corporations known as "taxable REIT subsidiaries." Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of real estate management activities (such as those performed by COMI) which cannot currently be performed by REITs or their controlled subsidiaries without jeopardizing REIT status.

        On January 1, 2001, our operating partnership acquired all of the stock in COMI that was not previously owned by it. Pursuant to the Act, we elected to treat COMI as a "taxable REIT subsidiary" effective January 1, 2001. Thus, COMI will remain fully taxable with respect to its earnings. The election will, however, generally allow COMI to continue its real estate management activities without jeopardizing our REIT status.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2002, we and the selling shareholder, Constellation, severally and not jointly have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated and McDonald Investments Inc. are acting as representatives, the following respective numbers of common shares:

Underwriter	Number of Common Shares
Credit Suisse First Boston Corporation
A.G. Edwards & Sons, Inc.
Legg Mason Wood Walker, Incorporated
McDonald Investments Inc.
BB&T Capital Markets
Ferris, Baker Watts, Incorporated

Total	9,400,000

        The underwriting agreement provides that the underwriters are severally obligated to purchase all of the common shares offered by us and Constellation if any are purchased, other than those common shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the common shares may be terminated.

        The underwriters have a 30-day option to purchase on a pro rata basis, at the public offering price less the underwriting discounts and commissions, up to 1,222,000 additional common shares to cover over-allotments of shares, of which the first 276,172 additional common shares would be purchased from Constellation, representing all of its remaining common shares, and the balance would be purchased from us. The option may be exercised only to cover any over-allotments in the sale of the common shares offered under this prospectus supplement.

        The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus supplement. The underwriters may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering of the common shares, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation both we and Constellation will pay.

	Per Common Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us(1)	$	$	$	$
Underwriting Discounts and Commissions paid by Constellation	$	$	$	$

(1)
We will pay our expenses, as well as those of Constellation, relating to this offering.

        We and our operating partnership, jointly, and Constellation, severally and not jointly, have agreed pursuant to the Underwriting Agreement to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in that respect.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances of common shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, issuances pursuant to the exercise of employee stock options outstanding on the date hereof, or issuances of restricted securities constituting either common or preferred units of our operating partnership in acquisition transactions.

        Our executive officers and trustees and Constellation have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids as described below:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the common shares in excess of the number of common shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of the common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. If the underwriters sell more common shares than could be covered by the over-allotment option, creating a naked short position, that position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering, or selling group members, if any, who may participate in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        Credit Suisse First Boston Corporation, A.G. Edwards & Sons, Inc., Legg Mason Wood Walker Incorporated and McDonald Investments Inc., and one or more other underwriters have, from time to time, performed, and may in the future perform, various investment banking, financial advisory and other services for us for which they have been paid, or will be paid, fees. KeyCorp, an affiliate of McDonald Investments Inc., one of the underwriters, is a participating lender under our Credit Facility. The net proceeds from the sale of the common shares will be used to reduce borrowings under our Credit Facility. See "Use of Proceeds." We are currently negotiating to increase availability under our Credit Facility to approximately $150.0 million. If this increase in availability occurs, it is expected that an affiliate of BB&T Capital Markets, one of the underwriters, will be a participating lender under our Credit Facility. However, there can be no assurance that this increase will occur.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

        By purchasing common shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and Constellation in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or Constellation. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and Constellation will have no liability. In the case of an action for damages, we and Constellation will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

Relationships with Affiliates of Certain Underwriters

        KeyCorp, an affiliate of McDonald Investments Inc., one of the underwriters, is a participating lender under our Credit Facility. The net proceeds from the sale of the common shares will be used to reduce borrowings under our Credit Facility. See "Use of Proceeds." We are currently in compliance with the terms of our Credit Facility. McDonald Investments Inc. has informed us that its decision to distribute the common shares was made independent of KeyCorp, which had no involvement in determining whether or when to distribute the common shares under this offering or the terms of this offering. McDonald Investments Inc., exclusive of its affiliate which will receive proceeds as described above, will not receive any benefit from this offering other than its respective portion of customary discounts and commissions.

EXPERTS

        The financial statements incorporated in this prospectus supplement and the accompanying prospectuses by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        Certain legal matters in connection with the common shares offered hereby will be passed upon: (i) for Constellation, by its internal legal counsel; (ii) for us, by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania; and (iii) for the underwriters, by Clifford Chance Rogers &Wells LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 dated November 1, 2000 relating to the common shares that are being offered by us, and a registration statement on Form S-3 dated May 17, 2001 relating to the common shares that are being sold by Constellation, with the SEC in connection with this offering. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statements and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov.

        This prospectus supplement and each of the accompanying prospectuses do not contain all of the information included in the registration statement. If a reference is made in this prospectus supplement or either of the accompanying prospectuses to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

        The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus supplement. Later information filed with the SEC will update and supersede this information.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2000;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and

  •
  Our Current Reports on Form 8-K filed with the SEC on January 30, 2002 and February 13, 2002.

        You may request a copy of these filings, at no cost, by contacting Roger A. Waesche, Jr., Senior Vice President and Chief Financial Officer, Corporate Office Properties Trust, 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045, by telephone at 410-992-7348, by facsimile at 410-740-1174, or by e-mail at roger.waesche@copt.com or by visiting our website, www.copt.com. The information contained on our website is not part of this prospectus supplement.

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
Corporate Office Properties Trust
Recent Events
The Offering
The Selling Shareholder
Summary Financial Data
RISK FACTORS
CAPITALIZATION
USE OF PROCEEDS
PRICE RANGE OF COMMON SHARES AND DIVIDEND HISTORY
THE COMPANY
MANAGEMENT
DESCRIPTION OF SHARES
CERTAIN FEDERAL INCOME TAX MATTERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION